082-03140

SHIN CORPORATION

07028144

RECEIVED

2007 NOV 20 P 4:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 13, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549 UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Notification of the authorized signatories

Dear Sir / Madam,

We would like to inform you that we have changed the authorized signatories of Shin Corporation Plc, Advanced Info Service Plc, and Shin Satellite Plc. The lists of new signatories are as follows:

Previous signatory:

Name	Position
1. Mrs. Siripen Sitasuwan	President & Group CFO of Shin Corporation Plc.
2. Mr. Anek Pana-apichon	Vice President - Finance and Accounting of Shin Corporation Plc.
3. Mr. Pong-Amorn Nimpoonsawat	Chief Finance Officer of Advanced Info Service Plc.
4. Mr. Tanadit Charoenchan	Vice President - Finance and Accounting of Shin Satellite Plc.
5. Mr. Anan Chatngoenngam	Compliance Manager of the Companies
6. Mrs. Parsopsook Chaiwongsurarit	Compliance Specialist of the Companies
7. Ms. Saowanee Tengvongvatana	Compliance Specialist of the Companies

New signatories:

Company	Name (Any of the following)	Position
Shin Corporation Plc.	1. Ms. Nidchanun Santhavesuk	President
	2. Mr. Anek Pana-apichon	Vice President - Finance and Accounting
	3. Mr. Panya Thongchai	Assistant Vice President – Investor Relations Department
	4. Mr. Anan Chatngoenngam	Compliance Manager
	5. Mrs. Parsopsook Chaiwongsurarit	Compliance Specialist

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

dlw 11/21

Company	Name (Any of the following)	Position
Advanced Info Service Plc.	1. Mr. Vikrom Sirprataks	Chief Executive Officer
	2. Mr. Wichian Mektrakarn	President
	3. Mr. Pong-Amorn Nimpoonsawat	Chief Finance Officer
	4. Mr. Pornrat Janejarassakul	Assistant Vice President - Business Intelligence & Investor Relations
	5. M.L. Nutanan Charoenchai	Investor Relations Specialist
Shin Satellite Plc.	1. Dr. Dumrong Kasemset	Chairman of the Executive Committee
	2. Dr. Nongluck Phinainitisart	President
	3. Mr. Tanadit Charoenchan	Vice President - Finance and Accounting
	4. Mr. Kamonmit Vudhijumnonk	Vice President – Legal Affairs
	5. Ms. Tanyapas Chuaychoo	Department Manager – Corporate Communications Department

Any one of the new signatories listed above may sign all documents pertaining to the business of such company submitted to the U.S. Securities and Exchange Commission and the Bank of New York that effective on November 30, 2007.

If you have any questions, please do not hesitate to contact us at (662) 299-5226 or by emailing prasopsc@shincorp.com

Yours faithfully,

Nidchanun Santhavesuk (Ms.)
President
Shin Corporation Plc.

SHIN
CORPORATION

RECEIVED
2007 NOV 20 P 4:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 14, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 104/2007**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 12/2007.

  Date: November 14, 2007

  Attachment: Submission of the Reviewed Financial Statements for the third quarter of Year 2007 and Management's Discussion and Analysis for the third quarter of Year 2007.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
November 14, 2007

SH 104/2007

November 14, 2007

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 12/2007 regarding the financial results for the third quarter of 2007

To: The President
The Stock Exchange of Thailand

We would like to inform that the Board of Directors' meeting of Shin Corporation Public Company Limited (the "Company") No. 12/2007 held on November 14, 2007 at 8.30 a.m. at State Room 1, Sheraton Hua Hin Resort and Spa, 1573 Petchkasem Road, Tumbon Cha-Am, Aumphur Cha-Am, Petchaburi, has resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' meeting No. 11/2007 held on October 19, 2007;
2. Approved the Balance Sheets, Statement of Income, and Statement of Cashflows for the third quarter of 2007 ended September 30, 2007. The Company would like to submit the reviewed financial statements and to clarify the operation results as follows:

2.1 The Company's operating results (Cost Method)

Baht million	3Q07	3Q06	% Change
Dividend income	3,808	3,791	0%
Less Operating expense (net)	(58)	(75)	-23%
Operating profit	3,750	3,716	1%
Loss from investment in OK	(2,010)	(373)	439%
Other income (net)	13	40	-68%
Net profit	1,753	3,383	-48%

- The Company's net profit for the third quarter of 2007 was Baht 1,753 million, a decrease of Baht 1,630 million or 48% from a net profit of Baht 3,383 million for the same period of last year. This was mainly due to the loss from investment in Capital OK Company Limited (OK) of Baht 2,010 million in the third quarter of 2007. As a result, investment value in OK was reduced to Baht 290 million, the same amount as expected to sell to potential buyers, which is still in the process.

- Consolidated operating results

Baht million	3Q07	3Q06	% Change
Net profit	754	855	-12%
(1) Gain on sale of investment in Shenington (before tax but including minority interests)	5,126	-	n/a
(2) Loss from write-off of Thaicom 3 (before tax)		981	n/a
Net gain (loss) - excluded(1), (2) (after tax)	(557)	1,138	-149%

In the third quarter of 2007, the consolidated net profit was Baht 754 million, including the gain on sale of investment in Shenington amount of Baht 5,126 million. Without this amount, the Company should show the consolidated net loss of Baht 557 million for the third quarter of 2007, from the net profit of Baht 1,138 million in the same period of last year (excluding loss from write-off of Thailcom 3). This was mainly due to the change of the re-estimation of the allowance for doubtful accounts of OK, as a result, the allowance for bad debts was increased by Baht 1,366 million.

The consolidated net profit was contributed from business lines (excluding gain on sale of investment and loss from write-off of Thaicom 3) as follow:

	Net profit (loss) by business line (Baht million)		% increase (decrease) in net profit
	3Q07	3Q06	
Local wireless telecommunications	1,477	1,561	-5%
Satellite & international business	(9)	(24)	-63%
Media business	(111)	26	-527%
Consumer finance business [(1)]			
- Net loss	(512)	(373)	37%
- Additional allowance for bad debts due to the change of the re-estimation of the allowance for doubtful accounts	(1,366)	-	n/a
Consumer finance business (total)	(1,878)	(373)	404%
Airline business	-	(38)	n/a
Others	(36)	(14)	157%
Group	(557)	1,138	-149%

(1) The Company's holding in the consumer finance business increased from 60% in 3Q06 to 99.99% after the Company acquired the shares held by DBS Bank

- Net profit from local wireless communication business (mainly operated by Advanced Info Service Plc (ADVANC)) dropped by 5% from the same period of last year due to higher allowance for doubtful accounts.
- Net loss from satellite and international business (mainly operated by Shin Satellite Plc (SATTEL)) was Baht 9 million, an improvement from a loss of Baht 24 million in the same period of last year due to a rise in gain from foreign currency following the Baht appreciation.
- Net loss from media business (mainly operated by ITV Plc (ITV)), in third quarter of 2007, was Baht 111 million. This was a result of the cease in operation of ITV after receiving the letter of the concession agreement revocation on March 7, 2007.
- Net loss from consumer finance business (operated by OK) was Baht 1,878 million, which was including an increase in the allowance for bad debts, in the amount of Baht 1,366 million, following the change of the re-estimation of the allowance for doubtful accounts. Without this amount, net loss from consumer finance business should be Baht 512 million, from a net loss of Baht 373 million in the same period of last year as the Company's holding in OK has increased, from 60% in the third quarter of 2006, to 99.99% since the fourth quarter of 2006.

3. Approved the appointment of Mr. Somchai Supphatada as the Chairman of the Audit Committee (the details of which appeared in F24-3).
4. Approved the new Executive Committee Charter in order to align with the international best practices.

Summary Translation Letter
To the Stock Exchange of Thailand
November 14, 2007

F24-3

Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No.12/2007 of Shin Corporation Public Company Limited on November 14, 2007 passed resolutions concerning the appointment of Mr. Somchai Supphatada to be Chairman of the Audit Committee of the Company, effective on November 14, 2007.

1. Name of member of the Audit Committee are as follows:

Chairman of the Audit Committee: Mr. Somchai Supphatada
Remaining terms of holding office: - year and 4 months

Member of the Audit Committee: Mr. Chalaluck Bunnag
Remaining terms of holding office: 1 year and 5 months

Member of the Audit Committee: Mr. Vithit Leenutapong
Remaining terms of holding office: - year and 4 months

Audit Committee Secretary: Mr. Wichai Kittiwittayakul

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.
2.2 Review the internal control and internal audit systems to ensure these are appropriate and effective.
2.3 Ensure that the Company performs in accordance with the laws governing securities and exchange, the regulations of the Stock Exchange of Thailand and the laws applicable to the Company's business.
2.4 Consider, select and nominate the Company's external auditors, and propose the external audit fee.
2.5 Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
2.6 Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.
2.7 Review the risk management system to ensure it is appropriate and effective.
2.8 Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
2.9 Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with external auditors.
2.10 Prepare an annual disclosure report on the corporate governance of the Audit Committee to be included in the annual report, affixing the signature of the Chairman of the Audit Committee.
2.11 Report the performance of the Audit Committee to the Board at least four (4) times a year.
2.12 Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.
2.13 Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
2.14 Annually undertake a self-assessment programme to evaluate the scope of work and performance of the Audit Committee.
2.15 Perform other tasks requested by the Board, which the Audit Committee agrees.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Overview

Disposal of 49% of telecom business in Indochina

In July 2007, SATTEL sold 49% of its holding in Shenington Investments Pte Ltd. (SHEN) (its wholly-owned subsidiary) to Asia Mobile Holdings Pte Ltd. for USD 200 million (or Bt 6,709 million). This sale generated a gain of Bt 5,126.3 million on the consolidation basis. The status of investment in SHEN has been changed from a subsidiary to a joint venture.

SHEN is a holding company for investment in international telecommunications and owns 100% of Cambodia Shinawatra Co., Ltd. (CAMSHIN), which provides fixed line, mobile phone and internet services in Cambodia. SHEN is also a 49% joint venture partner in Lao Telecommunications Co., Ltd. (LTC) which provides fixed-line phones, mobile phones, public phones, public international facilities and internet services in Laos PDR.

Financial support to OK extended

In September 2007, SHIN injected Bt 2,300 million into Capital OK (OK), increasing its registered capital to Bt 7,500 million. In addition, SHIN granted OK a loan of Bt 700 million.

OK divestment plan

In September 2007, the SHIN Board of Directors approved the disposal of all ordinary shares in OK and entered into a Memorandum of Understanding with the potential buyers, ACAP Advisory Plc. and ORIX Corporation, with a consideration of Bt 290 million. The share purchase agreement is expected to be finalized within this year. This transaction will allow SHIN to focus on its core businesses.

In August 2007, SHIN recognized the dividend income mainly from ADVANC's interim dividend for 1H07 at Bt 3.00 per share, totaling Bt 3,791 million.

Operating Results

Company Operation (Cost Method)

Table 1: Selective Statement of Income Unit: Million Baht

Company	For three-month period					For nine-month period		
	3Q07	2Q07	% Inc (Dec)	3Q06**	% Inc (Dec)	9M07	9M06**	% Inc (Dec)
Revenue	-	-	-	-	-	-	142	*(100.0)*
Dividend income	3,808	4,270	*(10.8)*	3,791	*0.4*	8,078	8,061	*0.2*
Gain on sale of investment	-	271	*(100.0)*	-	*(100)*	271	199	*36.2*
Loss from investment in OK	(2,010)	(1,830)	*9.8*	(373)	*438.9*	(4,946)	(767)	*5,448.5*
Net profit	1,753	2,566	*(31.7)*	3,383	*(48.2)*	3,143	7,427	*(57.7)*
Normalized net profit*	3,763	4,125	*(8.8)*	3,756	*0.2*	7,818	7,995	*(2.2)*
Basic EPS (Baht)	0.55	0.80	*(31.3)*	1.06	*(48.1)*	0.98	2.40	*(59.2)*
Normalized basic EPS* (Baht)	1.18	1.29	*(8.5)*	1.18	-	2.44	2.58	*(5.4)*

* *Excludes loss from investment in OK and gain from sale of investments*

** *The amount was restated according to TAS #44 & #45, the accounting treatment for the investment in subsidiaries, associates and joint ventures*

Comparison of the Company's net profit

The Company's net profit for 3Q07 was Bt 1,753 million compared to Bt 2,566 million in 2Q07. This was mainly due to the dividend income that dropped by Bt 462 million to Bt 3,808 million. The dividend contribution from ADVANC dropped from Bt 3.30 to Bt 3.00 per share, or a total of Bt 379.1 million. Also, in 2Q07, SHIN sold all of its holdings in AA, a 50% joint venturer in Thai AirAsia Co., Ltd, which led to a gain of Bt 271 million.

However, the loss of investment in OK was the main reason for the drop in the q-o-q, y-o-y and nine-month net profits.

Table 2: Selective Balance Sheet Unit: Million Baht

Company	30 September 2007 Amount	% of Total Assets	31 December 2006 Amount	% of Total Assets
Cash & cash equivalent	1,629	*10.7*	1,193	*7.5*
Investments in Subs., Asso. and Joint Ventures	12,794	*84.0*	14,491	*91.1*
Total Assets	15,231	*100.0*	15,898	*100.0*
Share Capital	3,197	*21.0*	3,197	*20.1*
Unappropriated R/E	1,354	*8.9*	1,407	*8.8*
Total Equity	15,199	*99.8*	15,240	*95.9*
Total Liabilities & Equity	15,231	*100.0*	15,898	*100.0*

The investment in subsidiaries, associates and joint ventures dropped 11.7% from Bt 14,491 million to Bt 12,794 million as a result of the Bt 4,946 million increased in the allowance for impairment of investment in 9M07, particularly in OK, offset with an increase of Bt 3,450 million in the paid-up capital of OK. Moreover, in 2Q07, SHIN sold all of its initial Bt 201 million investment in AA.

Total equity as at 30 September 2007 was Bt 15,199 million, a slight drop from Bt 15,240 million at 31 December 2006. This was mainly due to a net profit of Bt 3,143 million in 9M07 offset by a dividend of Bt 3,196 million paid for 2H06.

Consolidated Operations

Table 3: Selective Statement of Income Unit: Million Baht

Consolidation	For three-month period 3Q07	2Q07	% Inc (Dec)	3Q06	% Inc (Dec)	For nine-month period 9M07	9M06	% Inc (Dec)
Revenue	2,113	2,841	*(25.6)*	3,214	*(34.1)*	8,018	9,993	*(19.7)*
Share of the net result	1,523	1,627	*(6.4)*	1,592	*(4.3)*	4,733	5,665	*(16.4)*
Gain on sale of investment	5,126	407	*1,159.5*	-	*100.0*	5,533	129	*4,189.1*
Impairment loss of goodwill	-	-	-	-	-	(447)	-	*100.0*
Impairment of assets	-	-	-	(981)	*(100.0)*	(1,970)	(981)	*100.8*
Net profit	754	1,195	*(36.9)*	855	*(11.8)*	230	4,680	*(95.1)*
Normalized net profit (loss)*	(557)	788	*(170.6)*	1,138	*(148.8)*	930	4,835	*(80.8)*
Basic EPS (Baht)	0.24	0.37	*(35.1)*	0.27	*(11.1)*	0.07	1.51	*(95.4)*
Normalized basic EPS (Baht)	(0.17)	0.25	*(196.0)*	0.58	*(141.4)*	0.29	1.78	*(150.6)*

* *Excludes loss from impairment and net gain from sale of investments (net of relevant tax and minority interests)*

For the three-month period ended 30 September 2006

	Local wireless telecommunications	Satellite & international business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenue	-	1,634	497	421	226	504	(68)	3,214
Cost & SG&A	-	(1,648)	(438)	(726)	(263)	(553)	68	(3,560)
Net profit (loss) from operating activities	-	(14)	59	(305)	(37)	(49)	-	(346)
Share of net results	1,561	31	-	-	-	-	-	1,592
Impairment loss of assets	-	(981)	-	-	-	-	-	(981)
Net profit (loss)	1,561	(307)	26	(373)	(38)	(14)	-	855
Normalized net profit (loss)*	1,561	(24)	26	(373)	(38)	(14)	-	1,138

* *Excludes loss from impairment and net gain from sale of investments (net of relevant tax and minority interests)*

Comparison of the segment results for 3Q07 and 2Q07

In 3Q07, the consolidated net profit was Bt 754 million compared to Bt 1,195 million in 2Q07. This was a result from the net profit contributed from satellite & international business due to the net gain from sale of investment offset with the net loss from consumer finance business due to the rise of the allowance for bad debts followed the re-estimation in the amount of Bt 1,366 million. However, in 2Q07, there was a gain from sale of investments in the amount of Bt 407 million.

The normalized net loss was Bt 557 million dropped from normalized net gain of Bt 788 million in 2Q07. The main reason was the net loss from consumer finance business as mentioned above.

Comparison of the segment results for 3Q07 and 3Q06

The consolidated net gain for 3Q07 was Bt 754 million, compared to Bt 855 million in 3Q06. The normalized consolidated net loss for 3Q07 was Bt 557 million, compared to the normalized consolidated profit of Bt 1,138 million in 3Q06. The main reasons for this were as follows:

(i) A decrease of Bt 1,101 million in revenue, mostly from the media business, satellite & international business and airline business (Bt 493 million, Bt 237 million and Bt 226 million, respectively). The revenue from the media business dropped when ITV ceased operations after its concession was revoked in March 2007. In the satellite & international business, SHEN changed its status to a joint venture so the revenue from CAMSHIN and LTC was recognized in proportion to the reduction in holdings, namely from 100% to 51% and 49% to 25%, respectively. The revenue from airline business also ceased when the operation was discontinued.

For The operating results of each company or business line can be summarized as follows:

Table 4: Three-month Period Selective Segment Information Contribution Unit: Million Baht

For the three-month period ended 30 September 2007

	Local wireless telecom mu-nications	Satellite & inter-national business	Media	Consumer finance	Others	Consolidated eliminations	Group
Revenue	-	1,397	4	277	437	(2)	2,113
Cost & SG&A	-	(1,605)	(126)	(1,920)	(483)	1	(4,131)
Net profit (loss) from operating activities	-	(208)	(122)	(1,643)	(46)	1	(2,018)
Share of net results	1,477	46	-	-	-	-	1,523
Gain from sale of investment in a subsidiary	-	5,126	-	-	-	-	5,126
Net profit (loss)	1,477	1,302	(111)	(1,878)	(36)	-	754
Normalized net profit (loss)*	1,477	(9)	(111)	(1,878)	(36)	-	(557)

For the three-month period ended 30 June 2007

	Local wireless Telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenue	-	1,794	2	363	243	492	(53)	2,841
Cost & SG&A	-	(1,837)	(90)	(726)	(270)	(626)	53	(3,496)
Net profit (loss) from operating activities	-	(43)	(88)	(363)	(27)	(134)	-	(655)
Share of net results	1,597	30	-	-	-	-	-	1,627
Gain from sale of investment in a joint venture	-	-	-	-	-	407	-	407
Net profit (loss)	1,597	(33)	(74)	(549)	(24)	278	-	1,195
Normalized net profit (loss)*	1,597	(33)	(74)	(549)	(24)	(129)	-	788

(ii) A Bt 1,505 million higher net loss from the consumer finance business as a result of greater allowance for bad debts due to the re-estimation in the amount of Bt 1,366 million.

(iii) A Bt 5,126 million gain from the sale of investments in 3Q07 while there was no gain in 3Q06.

Table 5: Nine-month Period Selective Segment Information Contribution Unit: Million Baht

For the nine-month period ended 30 September 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenue	-	4,808	296	1,108	502	1,382	(78)	8,018
Cost & SG&A	-	(5,160)	(969)	(3,576)	(518)	(1,632)	79	(11,776)
Net profit (loss) from operating activities	-	(352)	(673)	(2,468)	(16)	(250)	1	(3,758)
Share of net results	4,629	104	-	-	-	-	-	4,733
Gain from sale of investment in a subsidiary & joint venture	-	5,126	-		-	407	-	5,533
Impairment loss of goodwill	-	-	-	(447)	-	-	-	(447)
Impairment loss of assets	-	-	(1,970)	-	-	-	-	(1,970)
Net profit (loss)	4,629	1,326	(2,350)	(3,533)	(9)	167	-	230
Normalized net profit (loss)*	4,629	15	(379)	(3,086)	(9)	(240)	-	930

* *Excludes loss from impairment and net gain from sale of investments (net of relevant tax and minority interests)*

For the nine-month period ended 30 September 2006

	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Others	Consolidated eliminations	Group
Revenues	-	4,853	1,551	1,356	768	1,764	(299)	9,993
Cost & SG&A	-	(5,157)	(1,266)	(1,961)	(782)	(1,811)	290	(10,687)
Net profit (loss) from operating activities	-	(304)	285	(605)	(14)	(47)	(9)	(694)
Share of net results	5,587	78	-	-	-	-	-	5,665
Gain from sale of investment in a joint venture	-		-	-	-	129	-	129
Impairment loss of assets	-	(981)	-	-	-	-	-	(981)
Net profit (loss)	5,587	(351)	131	(767)	(29)	119	(10)	4,680
Normalized net profit (loss)*	5,587	(67)	131	(767)	(29)	(10)	(10)	4,835

* *Excludes loss from impairment and net gain from sale of investments (net of relevant tax and minority interests*

Comparison of the segment results of 9M07 and 9M06
The consolidated profit in 9M07 was Bt 230 million, compared to Bt 4,680 million in 9M06. The normalized consolidated net profit for 9M07 was Bt 930 million, compared to Bt 4,835 million in 9M06. This was mainly as a result of the increase in net loss from the consumer finance business due to, in 9M06, SHIN held 60% while holds 100% in 9M07. Also, there was a rise in the allowance for doubtful accounts, and the decrease in the net result from the local wireless telecommunications business.

The operating results of each business line can be summarized as follows:

Local Wireless Communications Business (mainly operated by ADVANC)
As at 30 September 2007, there were 23.2 million subscribers, a growth of 31% from the same period last year. During 3Q07, ADVANC had net additional subscribers in total of 0.51 million of which 0.73 million rose from prepaid (1-2-Call!) subscribers while postpaid (GSM Advance and GSM 1800) subscribers dropped 0.22 million. The decline in post paid subscribers was attributed to less aggressive marketing campaign in the previous two quarters and a more conservative credit screening policy.

In 3Q07, the share of the net result from ADVANC was Bt 1,477 million, a slight drop from Bt 1,597 million in 2Q07 and Bt 1,561 million in 3Q06. However, when compared to 9M06, the share of the net result dropped from Bt 5,587 million to Bt 4,629 million in 9M07, or 17.2%, as a result of an increase in the SG&A expenses, particularly from marketing expenses and allowance for doubtful accounts. (For more details, see MD&A of ADVANC)

Satellite and International Businesses (mainly operated by SATTEL)
In 3Q07, the net profit contributed from SATTEL was Bt 1,302 million, compared to a loss of Bt 33 million in 2Q07 and a loss of Bt 307 million in 3Q06. Apart from the net gain from the sale of SHEN, SATTEL had a loss of Bt 9 million. This was because of a rise in gain from foreign currency.

In 9M07, SATTEL contributed a profit of Bt 1,326 million compared to a loss of Bt 351million in 9M06. The normalized net profit was Bt 15 million compared to a loss of Bt 67 million in 9M06. (For more details, see MD&A of SATTEL.)

Media Business (mainly operated by ITV)
The government passed a resolution ordering ITV to cease broadcasting on 6 March 2007. On the following day, the Prime Minister's Office (the PMO) revoked ITV's concession agreement and expropriated all assets that had been used to operate the TV station during the period of the concession.

This had a major impact on the revenue from the media business, from a net profit of Bt 131 million in 9M06 to a share of the net loss of Bt 2,350 million in 9M07. The main outcome was the impairment of the loss of ITV's assets and the increase in the concession fee in accordance with the ruling of the Supreme Administrative Court on 13 December 2006, which upheld the verdict of the Central Administrative Court to revoke the award made by the Arbitration Panel on 30 January 2004.

Consumer Finance Business (mainly operated by OK)
In 3Q07, the net loss contributed from OK was Bt 1,878 million, a sharp rise from Bt 549 million in 2Q07 and Bt 373 million in 3Q06 as there was an increase in the allowance for bad debts following the change of the re-estimation of the allowance for doubtful accounts in the amount of Bt 1,366 million. There was also a drop in revenue because OK tightened its credit policy. At the end of 3Q07, the portfolio size was approximately Bt 3,835 million, down from Bt 4,808 million at the end of 2Q07 and Bt 10,458 million at the end of 3Q06.

In 9M07, the net loss contributed from OK was Bt 3,533 million, compared to Bt 767 million in 9M06. Excluding the Bt 447 million impairment loss of goodwill in OK, the share of the net loss from OK was Bt 3,086 million, an increase of Bt 2,319 million from 9M06 as a result from the increase in allowance for bad debts as mentioned earlier.

Airline Business (mainly operated by TAA)
In June 2007, SHIN disposed of all of its 49% holding in Asia Aviation Co., Ltd. (AA), which holds 50% in Thai AirAsia Co., Ltd. (TAA) in the amount of Bt 472 million. This generated a Bt 271 million gain by the cost method or Bt 407 million on the consolidation basis. 2Q07 was the last quarter to recognize the operational result from TAA.

Table 6: Selective Balance Sheet Unit: Million Baht

Consolidated	30 September 2007 Amount	% of Total Assets	31 December 2006 Amount	% of Total Assets
Cash and cash equivalent	7,179	*10.2*	5,572	*6.6*
Total current assets	13,152	*18.7*	15,803	*18.6*
Investments in Subs., Asso. and Joint Ventures	30,414	*43.1*	33,681	*39.7*
Property & Equipment under concession agreements, net	19,208	*27.3*	22,342	*26.4*
Total Assets	70,448	*100.0*	84,780	*100.0*
Total current liabilities	11,531	*16.4*	20,110	*23.7*
Long-term loans, net	9,393	*13.3*	14,109	*16.6*
Total Liabilities	21,362	*30.3*	34,508	*40.7*
Total Equity	49,085	*69.7*	50,272	*59.3*
Total Liabilities & Equity	70,448	*100.0*	84,780	*100.0*

Assets

The consolidated current assets as at 30 September 2007 were Bt 13,152 million, a drop of 16.8% from Bt 15,803 million as at 31 December 2006. This was a result of net loans and accrued interest receivables falling 76.6% due to a drop in loans and accrued interest receivable as a result of tightening its credit policy but a rise in the allowance for bad debts following the change of the re-estimation of the allowance for doubtful accounts in the consumer finance business.

Consolidated property & equipment under concession agreements dropped by Bt 3,134 million, mainly due to the impairment of assets under concession of ITV in the amount of Bt 1,901 million.

Liabilities

As at 30 September 2007, the consolidated liabilities dropped by Bt 13,146 million mainly due to the repayment of outstanding loans of SATTEL and OK

Shareholders' Equity

The consolidated shareholders' equity decreased from Bt 50,272 million as at 31 December 2006 to Bt 49,085 million as at 30 September 2007. This was mainly due to the 2H06 dividend of Bt 3,196 million, which was paid in May 2007.

0.

Capital Structure and Liquidity

As at 30 September 2007, the liquidity ratio was 1.14x compared to 0.79x at 31 December 2006. The debt to equity ratio was 0.44x which had dropped from 0.69x as at 31 December 2006.

Financial Position

For the financial position of major business lines, please see their respective MD&As.

Cash Flow

Table 7: Selective Cash Flow — Unit: Million Baht

Cash inflow (outflow) from	Consolidated 30 September 2007	Consolidated 30 September 2006	Company 30 September 2007	Company 30 September 2006
Operating activities	4,278	3,101	(249)	(68)
Investing activities	12,917	3,926	4,475	6,701
Financing activities	(15,588)	(5,050)	(3,790)	(5,699)
Net increase in cash	1,607	1,977	436	934

Company Cash Flow

As at 30 September 2007, SHIN had Bt 1,629 million in cash reserves, compared to Bt 1,193 million at 31 December 2006. This was because the cash inflow from investing activities Bt 4,475 million net with cash outflow from financing activities Bt 3,790 million and operating activities Bt 249 million.

The operating cash outflow in 9M07 was Bt 249 million rose from Bt 68 million in 9M06 as a result of the cease of the management revenue and the higher operation expenses in 9M07.

The cash inflow from investing activities in 9M07 was Bt 4,475 million, a decrease from Bt 6,701 million in 9M06. This was a result of more cash outflow relating for a capital injection into subsidiaries, which increased by Bt 1,511 million and a Bt 700 million loan to OK.

The cash outflow from financing in 9M07 was Bt 3,790 million, a decrease from cash outflow of Bt 5,699 million in 9M06. This was the result of a decrease of Bt 5,039 million in the dividend and a cash receipt for Bt 3,729 million from the share subscription from the exercise of warrants (Shin-W1) in 9M06.

Consolidated Cash Flow

At the end of 3Q07, consolidated cash was Bt 7,179 million, which was a rise of approximately Bt 1,607 million from Bt 5,572 million as at 31 December 2006. The consolidated cash inflow from operating activities was Bt 4,278 million compared to Bt 3,101 million in 9M06. The increase in cash inflow was mainly due to the collection of loans and accrued interest receivables

9.

The consolidated cash inflow from investment activities was Bt 12,917 million rose from Bt 3,926 million in 9M06, as a result of the cash received from the sale of investments.

The consolidated cash outflow from financing activities was Bt 15,588 million, rose from Bt 5,050 million in 9M06 due to a decrease of Bt 5,587 million in additional loans and an increase of Bt 6,260 million in the repayment of loans. Also, in 9M06, there was a cash inflow of Bt 3,734 million from the cash receipt for the additional share capital raised by the exercise of a warrant (Shin–W1), even though, the dividend paid in 9M07 was only Bt 3,196 million, a drop of Bt 5,039 million from Bt 8,235 million in 9M06.

Management Discussion and Analysis: Advanced Info Service Plc

Overview

The Group reported total subscribers of 23.2 million as of Sep-07, a 31% growth over the same period of 2006.

For 3Q07, AIS and its subsidiaries ("The Group") reported net additions of 513,000. The slow net addition compared to 1.6 million in 2Q07 was a result of weak seasonality and economic slowdown in the period. Of total net additions, prepaid subscribers increased 734,200 but postpaid subscriber declined 221,200 as the Group did not push the postpaid market as aggressively as in the previous two quarters and more conservative credit screening policy in acquiring new postpaid subscribers. As at end of September 2007, the Group recorded the total subscriber of 23.2 million, a 31% growth over the same period of 2006.

The Group has successfully sustained its subscriber market share and stabilized its revenue market share during the last three quarters. As a result, service revenues continued to grow 5.7% y-o-y to Bt19,079 million in 3Q07 from Bt18,046 million in 3Q06. However, on a quarterly basis, service revenues declined 2.6% from Bt19,597 million in 2Q07as third quarter was normally a weak season.

Bad debt provision improved to 7.0% in 3Q07 from 8.1% in 2Q07 based on conservative credit policy.

Marketing expenses as a percentage of total revenue in 3Q07 declined to 3.3% from 3.5% in 3Q06 and 3.8% in 2Q07 as marketing activities were slowed down during the low season. For the full year, the Group maintains the marketing budget at 4% of total revenue. Bad debt provision improved to 7.0% in 3Q07 down from 8.1% in 2Q07 based on the Group's conservative credit policy in screening new postpaid subscriber. Quality of debtors remained high with over 90% of gross account receivable aging are current and due less than 3 months.

The Group posted a net profit of Bt3,512 million in 3Q07, a fall of 3.9% y-o-y and 4.1% q-o-q.

For the nine-month period of 2007 (9M07), service revenues were Bt58,168 million, increased 0.7% y-o-y from Bt57,735 million in 9M06 while sales revenues declined 8.3% y-o-y to Bt10,416 million in 9M07 from Bt11,364 million in 9M06. This would not have material impact to company's bottom line since sales margin were normally thin and contributed marginally to the consolidated net profit. Total revenues were relatively stable at Bt68,584 million in 9M07 or 0.7% declined y-o-y from Bt69,100 million in 9M06.

Total costs were flat in 9M07 at Bt42,004 million compared to Bt41,967 million in 9M06. Cost of service increased 3.4% y-o-y in 9M07 from higher operating cost for network quality improvement. SG&A expenses increased 17.4% y-o-y to Bt9,386 million in 9M07 from Bt7,997 million in 9M06 due to higher marketing expenses and bad debt provision.

For 9M07, net profit was Bt11,159 million, decreased 14.6% y-o-y from Bt13,069 million in 9M06.

On 14 August 2007, the Board of Director approved an interim dividend for 2,957.16 million shares totaling of Bt8,871 million, implying a dividend per share of Bt3.00. Dividends were paid to shareholders on 10 September 2007.

Financial summary

(Bt million)	3Q07	3Q06	% change y-o-y	2Q07	% change q-o-q
Service revenue	19,079	18,046	5.7%	19,597	(2.6%)
Sales revenue	3,328	3,858	(13.7%)	3,082	8.0%
Total revenue	22,407	21,903	2.3%	22,678	(1.2%)
Total cost	13,984	13,876	0.8%	13,728	1.9%
Gross profit	8,423	8,027	4.9%	8,950	(5.9%)
SG&A	2,959	2,621	12.9%	3,301	(10.4%)
Earnings before interest and tax	5,593	5,665	(1.3%)	5,795	(3.5%)
Net profit	3,512	3,653	(3.9%)	3,663	(4.1%)

	9M07 (9-mths)	9M06 (9-mths)	% change y-o-y
Service revenue	58,168	57,735	0.7%
Sales revenue	10,416	11,364	(8.3%)
Total revenue	68,584	69,100	(0.7%)
Total cost	42,004	41,967	0.1%
Gross profit	26,580	27,133	(2.0%)
SG&A	9,386	7,997	17.4%
Earnings before interest and tax	17,657	19,947	(11.5%)
Net profit	11,159	13,069	(14.6%)

Revenues & Profitability

Total Revenue

Total revenues in 3Q07 were Bt22,407 million, increased 2.3% y-o-y from Bt21,903 million in 3Q06 mainly from strong subscriber growth. Of total revenues, 85% represented revenues from mobile services and the rest 15% from handset and SIM card sales.

Service revenues improved 5.7% y-o-y from strong subscriber growth

Service revenues improved 5.7% y-o-y to Bt19,079 million in 3Q07 from Bt18,046 million in 3Q06 from strong subscriber growth. On a quarterly basis, service revenues dropped 2.6% due to low seasonality and slow economic condition. Sales revenues dropped to Bt3,328 million in 3Q07, a decline of 13.7% y-o-y from Bt3,858 million in 3Q06 but improved 8.0% q-o-q from Bt3,082 million in 2Q07. Despite higher handset unit sales in this period, sales revenues dropped due to lower handset selling prices and higher rebate to distributors.

For the nine-month period of 2007 (9M07), total revenues were relatively stable at Bt68,584 million in 9M07, a slight decline of 0.7% y-o-y from Bt69,100 million in 9M06. Service revenues were Bt58,168 million in 9M07, 0.7% growth y-o-y from Bt57,735 million in 9M06 while sales revenues declined 8.3% y-o-y to Bt10,416 million in 9M07 from Bt11,364 million in 9M06.

Total Cost

Total cost slightly increased 0.8% y-o-y from higher amortization related to large network expansion since last year.

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee, and (3) cost of sales. For 3Q07, the Group incurred total cost of Bt13,984 million, an increase of 0.8% y-o-y and 1.9% q-o-q due to higher cost of service and cost of sales.

(1) Cost of services and equipment rentals in 3Q07 were Bt6,239 million, increased 7.1% y-o-y and 3.6% q-o-q from higher amortization cost, utilities and other network related expenses following a large spending on network investment last year and shortening concession life.

(2) Concession fee were Bt4,627 million in 3Q07, increased 4.9% y-o-y but declined 4.4% q-o-q in proportion to service revenue. Concession fee as a percentage of service revenue declined slightly to 24.2% in 3Q07 from 24.7% in both 3Q06 and 2Q07.

(3) Cost of sales in 3Q07 was Bt3,118 million, decreased 14.3% y-o-y from Bt3,638 million in 3Q06. On a quarterly basis, cost of sales increased 8.6% due to higher rebate to distributors.

For 9M07, total costs were relatively flat at Bt42,004 million compared to Bt41,967 million in 9M06.

Selling and administrative expenses (SG&A)

SG&A were Bt2,959 million in 3Q07, increased 12.9% y-o-y from Bt2,621 million in 3Q06 from higher bad debt provision. In 3Q07, bad debt provision as a percentage to total postpaid revenue was 7.0% compared to 1.4% in 3Q06 due to aggressive postpaid subscriber acquisitions since the beginning of 2007. However, bad debt provision improved to 7.0% in 3Q07 from 8.1% in 2Q07 based on the Group's conservative credit policy in screening new postpaid subscribers. Quality of debtors remained high with over 90% of gross account receivable aging are current and due less than 3 months.

Marketing expenses as a percentage to total revenue in 3Q07 declined to 3.3% from 3.5% in 3Q06 and 3.8% in 2Q07 as marketing activities were slowed down during the low season. For the full year, the Group maintains the marketing budget at 4% to total revenue.

For 9M07, SG&A expenses increased 17.4% y-o-y to Bt9,386 million in 9M07 from Bt7,997 million in 9M06 from higher marketing expenses and bad debt provision.

Net Profit

The Group posted a net profit of Bt3,512 million in 3Q07, a fall of 3.9% y-o-y and 4.1% q-o-q. For 9M07, net profit was Bt11,159 million, decreased 14.6% y-o-y from Bt13,069 million in 9M06.

Liquidity

'urrent ratio dropped to 52% as of Sep-07 due) less cash)utstanding from dividend payment.

As of 30 September 2007, current ratio declined to 52% from 74% as of 31 December 2006 due to less cash outstanding from dividend payment during 3Q07.

Current assets

The current assets as of 30 September 2007 were Bt 16,755 million, declined 26.8% from Bt22,893 million at the end of 2006 mainly from less cash and cash equivalents.

	30 September 2007		31 December 2006	
	Million Baht	% Total assets	Million Baht	% Total assets
Cash and cash equivalents	7,470	5.9%	12,742	9.5%
Trade receivables	5,024	4.0%	4,898	3.6%
Inventories for network spare part	1,298	1.0%	2,055	1.5%
Other current assets	2,963	2.3%	3,198	2.4%
Total current assets	16,755	13.2%	22,893	17.0%

Current liabilities

Current liabilities slightly increased to Bt32,013 million from Bt 31,039 million at the end of 2006 as a result of increase in short term borrowings.

	30 September 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans	6,937	12.3%	1,000	1.8%
Trade payable	4,089	7.3%	5,760	10.2%
Portion of long-term debt due in 1 year	2,516	4.5%	6,507	11.5%
Concession right payable, accrued concession fee and excise tax	10,668	19.0%	7,155	12.6%
Unearned income	3,191	5.7%	3,659	6.5%
Income tax payable	1,102	2.0%	2,963	5.2%
Other current liabilities	3,510	6.2%	3,995	7.0%
Total current liabilities	32,013	57.0%	31,039	54.7%

Assets

Total asset decreased mainly due to lower current asset

Total assets as of 30 September 2007 was Bt126,481 million, decreased from Bt 134,301 million as of 31 December 2006 mainly because of lower current asset. Fixed assets including Property Plant and Equipment and assets under concession represented 71% of total assets.

	30 September 2007		31 December 2006	
	Million Baht	% of Total assets	Million Baht	% of Total assets
Current assets	16,755	13.2%	22,893	17.0%
Property, plant and equipment, net	7,966	6.3%	7,797	5.8%
Asset under concession agreement, net	80,185	63.4%	81,096	60.4%
Intangible assets	11,031	8.7%	12,197	9.1%
Deferred tax assets	9,873	7.8%	9,763	7.3%
Other non-current assets	671	0.5%	555	0.4%
Total assets	126,481	100%	134,301	100%

Capital structure

The structure remained strong, with debt to equity ratio of :8%Group's capital

The Group's capital structure remained strong with debt to equity ratio at 48% as of 30 September 2007. Net debt to equity (Net debt = total debentures and borrowings minus cash) was 37%, slightly increased from 26% as of 31 December 2006.

	30 September 2007	31 December 2006
Total liabilities to equity	80%	73%
Debt to equity	48%	43%
Net debt to equity	37%	26%

Debentures and Loans
As of 30 September 2007, total debentures and borrowings were Bt33,601 million, increased from Bt33,149 million at the end of 4Q06. The increase in borrowing was to finance operating activity and network capacity expansion.

	30 September 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	6,937	12.3%	1,000	1.8%
Portion of long-term debt due in 1 year	2,516	4.5%	6,507	11.5%
Long-term debt	24,148*	42.9%	25,642*	45.2%
Total debts	33,601	59.8%	33,149	58.5%

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Bt 9,485 million

Shareholders' equity
The Group's shareholder's equity was Bt70,308 million as of 30 September 2007 compared to Bt77,599 million as of 31 December 2006, a decline due to an interim dividend payment in 3Q07.

Cash Flow

Cash flow remained strong and sufficient to finance capital expenditures and repay debt.

For the nine-month period, the Group generated Bt26,812 million of cash flow from operations (after interest, tax, and changes in working capital) and had net increase in short term borrowing of Bt5,868 million. Of this amount, the group spent Bt13,373 million on capital expenditures, repaid Bt5,515 million of long-term debentures and finance lease, and paid Bt18,622 million in dividend. As a result, the group had net decrease in cash of Bt4,666 million for the period.

Management Discussion and Analysis: Shin Satellite Plc

I. Overview

Revenue of Q3/07 rose 280%.

Shin Satellite Plc's total revenues for Q3/2007 were Baht 6,879 million, an increase of 280% over Q3/2006 due to a gain of Baht 5,127 million on the sale of 49% shares in Shenington to Asia Mobile Holdings Pte Ltd ("AMH") completed in July 2007. As the Company recognized revenue and expense in the decreasing proportions from 100% to 51% from Cambodia Shinawatra Company Limited ("CamShin"), and from 49% to 24.99% from Lao Telecommunications Company Limited ("LTC"), its consolidated sales and service income and cost decreased from Q3/2006. A continuation of the Baht appreciation resulted in a gain on exchange of Baht 287 million, an increase of 99% over Baht 144 million in Q3/2006.

Q3/07 net profit increased by Baht 3,890 million

The Company reported a net profit of Baht 3,195 million for the first nine months of 2007, up Baht 4,034 million over a net loss of Baht 839 million in the same period last year. In this quarter, its net profit was Baht 3,143 million, an increase of Baht 3,890 million over a net loss of Baht 747 million in Q3/2006. With the adoption of a new accounting policy in Q1/2007 regarding changing the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement, the Company had to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the third quarter and the first nine months of 2006, on the separate financial statement in order to be comparable to Q3/2007 and 9M/2007 figures.

II. Business Summary

Transponder leasing and related business

Under the Australian Government's Broadband Connect program providing funding, IPSTAR Australia Pty., Ltd. ("IPA") has been offering the most competitive satellite broadband services together with various applications on the IPSTAR platform such as VoIP, Video Conferencing, Video Services, thus achieving the highest monthly growth in satellite broadband services in the country. As a result, IPA has received the 2007 ACOMMS: Communications Alliance & Commsday Awards, "Telecommunications Carrier/Service Provider Awards of Excellence for the Competitive & Growth- SME" in July 2007. The ACOMMS Awards are managed by cooperation between the Communications Alliance and the Communications Day, a respected Australian industry publication.

In September 2007, the Company has signed a Cooperation Agreement with TIME dotCom Berhad ("TIME"), a Malaysia's leading Telecommunications solutions provider, to deploy IPSTAR broadband satellite services in Malaysia within Q4/2007. Also, the Company has forged an alliance with TNR Telecoms Incorporation to operate the IPSTAR gateway in the Philippines and to provide IPSTAR services. The second generation gateway will be installed in the Philippines within the end of this year.

In this quarter, UT sales volume totaled 6,850 UTs. Currently, the total number of UTs provided by the Company at the end of Q3/2007 was 93,153.

Telephone business

Because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, especially mobile prepaid subscribers, as of the end of Q3/2007, LTC and CamShin have 732,137 and 444,899 subscribers respectively, increases of 24.1% and 53.3% from 590,117 and 290,155 subscribers in Q3/2006.

Due to the sale of 49% shares in Shenington to AMH, Shenington has changed the status from subsidiary to joint venture of the Company and the Company has recognized revenue and expense in the decreasing proportions from 100% to 51% from CamShin, and from 49% to 24.99% from LTC since July 26, 2007. This resulted in decreases in revenue and expense from the telephone network business compared to the previous quarter and Q3/2006.

Internet and media business

In this quarter, the Company's subsidiary, Shin Broadband Internet (Thailand) Co., Ltd. ("SBI") has launched new service namely HD Cinema, the High Definition Television (HDTV) service which provides video-on-demand using the THAICOM 4 platform by monthly transmitting High Definition Television programs to subscriber terminals instead of previous programs. Subscribers can choose to view any program they need at any time.

CS Loxinfo Plc ("CSL")'s performance in Q3/2007 was better than the previous quarter due to an increase in revenue and the effectiveness of cost management. Publishing of the Thailand YellowPages and from leased lines services generated an increase in CSL's revenue. CSL has continuously put more effort on sales and expanded customer base in business or corporate segments by concentrating on the quality of service and value added services, to meet customer needs.

At the Board of Directors meeting held on August 9, 2007, the Board approved Share- Repurchase Program for financial management purposes which have the maximum amount for the share repurchase not exceeding Baht 225 million to utilize the Company's excess liquidity and increase ROE. The cumulative number of shares repurchased up to 30 September 2007 was 4.6 million ordinary shares or 0.73% of the total number of shares or equivalent to Baht 19.7 million.

III. Consolidated Operating Results

Accounting policy

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the third quarter of 2006, of the separate financial statements as follows;

Company F/S Unit: million Baht	Adjustments	Before Adjust	Adjust-increase (decrease)	After Adjust
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liablilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealised cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	
Income statement	Dividend income	163	(163)	-
	Share of net results from investments -equity method	376	(4)	372
	Net profit	(747)	(167)	(914)
	Adjustment on Income statement		*(167)*	

The Company would like to provide additional information to better clarify the issue as follows:

1. After restating, the income statement of the separate financial statements shows net income for the three-month period ended September 30, 2007 and the comparable period in 2006 increased by Baht 1,319 million and decreased by Baht 167 million respectively (that is, increased by Baht 1.21/share and decreased by Baht 0.16/share respectively). This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.
2. The effect from restating other items on the balance sheets as at December 31, 2006 of the separate financial statements is as follows;
   - Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
   - Deferred tax assets increased by Baht 14 million to Baht 484 million.

0.

- The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
- Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)			Change	
	Q3/07	Q2/07	Q3/06	QoQ (%)	YoY (%)
Sales and service income	1,397	1,794	1,634	-22.1%	-14.5%
Gain on sales of investment	5,127	-	-	n.a.	n.a.
Share of net results from associate	41	24	25	70.8%	64.0%
Cost of sales and services	1,292	1,457	1,380	-11.3%	-6.4%
SG&A expenses	310	376	264	-17.6%	17.4%
Loss on write-off of property and equipment under concession	-	-	981	n.a.	n.a.
EBIT*	(205)	(39)	(10)	n.a.	n.a.
EBITDA**	489	672	703	-27.3%	-30.5%
Net profit	3,143	(83)	(747)	n.a.	n.a.
EPS (Baht)	2.88	(0.08)	(0.68)	n.a.	n.a.

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service income

Consolidated sales and service income in Q3/2007 was Baht 1,397 million, a decrease of Baht 237 million or 14.5%, compared to Baht 1,634 million in Q3/2006, and a decrease of Baht 397 million or 22.1% from Baht 1,794 million in the previous quarter. This resulted from decreases in revenue from the telephone network business as a result of lower recognition of income contributed by LTC and CamShin following the sales of 49% stake in Shenington and revenue from satellite and related services, offset by revenue growth from the Internet and media business.

Sales and service income	Q3/07	Q2/07	Q3/06	%QoQ	%YoY
Satellite and related services	865	1,057	1,014	-18.2%	-14.7%
Telephone services	470	694	601	-32.3%	-21.8%
Internet and media services	62	43	19	44.2%	226.3%
Total	1,397	1,794	1,634	-22.1%	-14.5%

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q3/2007 was Baht 865 million, a decrease of Baht 149 million or 14.7%, compared to Baht 1,014 million in the same period last year, and decreased by Baht 192 million or 18.2% from Baht 1,057 million in the previous quarter.

Satellite and related services	Q3/07	Q2/07	Q3/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	518	571	649	-9.3%	-20.2%
IPSTAR services	347	486	365	-28.6%	-4.9%
Total	865	1,057	1,014	-18.2%	-14.7%

- Revenue from the Thaicom conventional satellite business for Q3/2007 was Baht 518 million, a decrease of Baht 131 million or 20.2%, from Baht 649 million in Q3/2006, and decreased by Baht 53 million or 9.3% from Baht 571 million in the previous quarter. A reduction in Conventional Thaicom transponder utilization, and a loss from the continued appreciation of the Thai Baht, led to a drop in such revenue.
- IPSTAR service revenue was Baht 347 million in Q3/2007, a decrease of Baht 18 million or 4.9%, compared to Baht 365 million in the same period last year, and a decrease of Baht 139 million or 28.6% from Baht 486 million in the previous quarter. This was because the Company sold 6,850 UTs in Q3/2007, a decrease of 2,956 UTs or 30.1% from 9,806 UTs in Q3/2006, and a decrease of 4,266 UTs or 38.4% from 11,116 UTs in Q2/2007; however, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q3/2006 and Q2/2007.

Telephone services

Q3/07 revenue from telephone business reduced 21.8% due to

The Company's revenue from the telephone service business in Q3/2007 was Baht 470 million, a decrease of Baht 131 million, or 21.8%, compared to Baht 601 million in Q3/2006, and a decrease of Baht 224 million or 32.3% from Baht 694 million in the previous quarter. This was due to a reduction in recognition of revenue of LTC and CamShin following the sale of 49% shares in Shenington to AMH. However, the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers, led to an increase in revenues generated from LTC and CamShin. As at the end of Q3/2007, LTC and CamShin had 732,137 and 444,899 subscribers respectively, increases of 24.1% and 53.3% from 590,117 and 290,155 subscribers in Q3/2006.

0.

Internet and media services

Q3/07 revenue from Internet and media services rose 226.3% from Q3/06.

Revenue from the Internet access and media business in Q3/2007 was Baht 62 million, an increase of Baht 43 million or 226.3% from Baht 19 million in Q3/2006, and an increase of Baht 19 million or 44.2% from Baht 43 million in Q2/2007. This was due to an increase in revenue from DTV sales first incurred in Q1/2007 resulting from a steady growth in DTV sales. As at the end of Q3/2007, DTV sales volume was 50,326 sets. Also, revenue from HDTV service, providing much clearer pictures and higher solution than traditional format with video-on-demand technology using the THAICOM 4 platform, was first incurred in this quarter.

Cost of sales and service

The Company reported total cost for Q3/2007 of Baht 1,292 million, a decrease of Baht 88 million or 6.4%, compared to Baht 1,380 million in Q3/2006, and a decrease of Baht 165 million or 11.3% from Baht 1,457 million in Q2/2007, due to a reduction in cost of sales and services from all businesses. The cost accounted for 92.5% of sales and service income, going up from 84.5% in Q3/2006.

Cost of sales and services	Q3/07	Q2/07	Q3/06	%QoQ	%YoY
Satellite and related services	1,006	1,074	1,082	-6.3%	-7.0%
Telephone services	235	328	279	-28.4%	-15.8%
Internet and media services	51	55	19	-7.3%	168.4%
Total	1,292	1,457	1,380	-11.3%	-6.4%

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q3/2007 was Baht 1,006 million, a decrease of Baht 76 million or 7.0% from Baht 1,082 million in the same period last year, and decreased by Baht 68 million or 6.3% from 1,074 million in Q2/2007.

Satellite and related services	Q3/07	Q2/07	Q3/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	340	350	380	-2.9%	-10.5%
IPSTAR services	666	724	702	-8.0%	-5.1%
Total	1,006	1,074	1,082	-6.3%	-7.0%

- Cost relating to the Thaicom conventional satellite and related business was Baht 340 million, a decrease of Baht 40 million or 10.5% from Q3/2006, because of a reduction in cost of Turnkey service and no amortization and cost of in-orbit insurance of the unutilized Thaicom 3 satellite, offset by a rise in amortization and cost of in-orbit insurance of the Thaicom 5 satellite. Compared to Baht 350 million in Q2/2007, the cost of conventional satellite services for Q3/2007 was reduced by Baht 10 million or 2.9%.

- Cost of providing IPSTAR services was Baht 666 million, a decrease of Baht 36 million or 5.1% from Q3/2006, and a decrease of Baht 58 million or 8.0% from Q2/2007, due to a decrease in cost of UT sales corresponding to a decrease in the sales volume, offset by a rise in cost relating to the Thaicom 4 satellite; for instance, concession fee to MICT.

Cost of telephone services

Cost relating to the telephone business for Q3/2007 amounted to Baht 235 million, a decrease of Baht 44 million or 15.8% from Baht 279 million in Q3/2006, a decrease of Baht 93 million or 28.4% from Baht 328 million in Q2/2007. This was because the Company recognizes cost incurred by CamShin and LTC corresponding to the new investment proportion, following the sale of 49% shares in Shenington to AMH. However, both LTC and CamShin's cost of sales and services increased from Q3/2006. There was a rise in LTC's amortization of expanded telephone network in Lao PDR. Increases in revenue sharing to the Ministry of Post and Telecommunications in Cambodia from 7% to 10% of revenue before expenses in 2007, electricity cost, depreciation of increasing equipment used in telephone network stations since the third quarter of 2006, and Interconnection Charge from a promotion for calling to all networks that led to a rise in outgoing calls across networks.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q3/2007 was Baht 51 million, an increase of Baht 32 million or 168.4% from Baht 19 million in Q3/2006, because of increases in the cost of DTV sales and High-definition television (HDTV) service. Cost relating to the Internet access and media business in Q3/2007 decreased by Baht 4 million or 7.3% from Baht 55 million in the previous quarter due to a decrease in cost of Internet service of LTC and CamShin which was recorded according to new investment proportion offset by a rise in cost of DTV sales corresponding to a rise in the sales volume.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 310 million in Q3/2007, an increase of Baht 46 million, or 17.4%, compared to Baht 264 million in Q3/2006. This was due to a bad debt of Baht 25 million mainly caused by customers in India, a Baht 16 million increase in staff cost, and a Baht 15 million rise in marketing expenses arising from promotions in the satellite and telephone businesses. SG&A expenses in Q3/2007 decreased by Baht 66 million or 17.6% from Baht 376 million in Q2/2007 as the Company recognized expenses of CamShin and LTC in the decreasing proportions.

Interest expense

Interest expense was Baht 177 million, a decrease of Baht 81 million, or 31.4%, compared to Baht 258 million in Q3/2006 due to loan repayment for the Thaicom 4 and Thaicom 5 projects in this quarter.

Gain on sales of investment

Gain on sales of investment was Baht 5,127 million due to the sale of 49% shares in Shenington to AMH.

Gain on exchange rate

Because of the strengthening of the Thai Baht since 2006, the Company reported a gain of Baht 287 million from foreign exchange for Q3/2007, while it recorded a gain of Baht 144 million for Q3/2006. The Thai Baht appreciated by approximately Baht 0.74 and Baht 0.5 against the USD in this quarter and the previous quarter respectively, resulting in an increase of Baht 74 million in gain on exchange rate from Q2/2007 to Q3/2007.

Share of net results from investment – equity method

The share of net results from investment in Q3/2007 was Baht 41 million, increased by Baht 16 million or 64.0% from Baht 25 million in Q3/2006, and rose by Baht 17 million or 70.8% from Q2/2007, due to a 62% increase in CSL's net profit especially from the Publishing of the Thailand YellowPages and its Voice Info service.

Income tax expense

The Company's income tax expense in Q3/2007 was Baht 1,955 million mainly caused by the gain on sale of investment while the Thaicom 3 satellite has not been utilized since Q3/2006 so that the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 329 million in Q3/2006. Income tax expense in this quarter was Baht 1,904 million more than that in Q2/2007 due to tax on the gain on the sale of investment.

IV. Financial Position

At the end of Q3/2007, the Company reported total assets of Baht 30,736 million, a decrease of Baht 2,098 million or 6.4% from Baht 32,834 million at the end of 2006. This was mainly because the Company recorded assets of CamShin and LTC in decreasing proportion following the sales of 49% shares of Shenington to AMH. Property, plant and equipment item was significantly dropped by this transaction.

d.

SATTEL's asset components

Assets	September 30, 2007 Amount (Bt mn)	% of Total assets	December 31, 2006 Amount (Bt mn)	% of Total assets
Current assets	4,433	14.4	2,479	7.6
Investment in associates	689	2.2	686	2.1
PP&E, net	4,534	14.8	6,822	20.8
PP&E under the concession agreement, net	19,209	62.5	20,489	62.4
Intangible assets	1,328	4.3	1,389	4.2

Liquidity

At the end of Q3/2007, the Company had a current ratio of 1.05 times, up from 0.39 at the end of 2006. This was because of a decrease of Baht 2,870 million in the current portion of long-term loans according to a new loan repayment schedule of the Thaicom 4 and Thaicom 5 projects.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q3/2007 the Company's "investment in an associate" was Baht 689 million, an increase of Baht 3 million or 0.4% from Baht 686 million at the end of 2006, reflecting a proportionate recognition of CSL's net profit for the first nine months of 2007 amounted to Baht 88 million offset by a dividend paid of Baht 85 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2007 was Baht 4,534 million, a decrease of Baht 2,288 million from Baht 6,822 million at the end of last year. This was mainly due to a sale of 49% shares in Shenington to AMH leading to a reduction in recognition of PPE of CamShin and LTC.

PP&E under concession agreements

PP&E under concession agreements at the end of Q3/2007 was Baht 19,209 million, a decrease of Baht 1,280 million from Baht 20,489 million at the end of 2006, totally due to an amortization in the first nine months.

Intangible assets

Intangible assets at the end of Q3/2007 were Baht 1,328 million, a decrease of Baht 61 million, compared to Baht 1,389 million at the end of 2006, due to its depreciation and amortization offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q3/2007 were Baht 10,061 million, a decrease of Baht 5,885 million from Baht 15,946 million at the end of 2006. This was mainly due to long-term loan repayment for the Thaicom 4 and Thaicom 5 projects of USD 141 million or Baht 4,776 million resulting in a decrease in long-term loans from financial institutions.

The Company's shareholders' equity at the end of Q3/2007 was Baht 16,880 million, an increase of Baht 3,302 million from 13,578 million at the end of 2006, reflecting net profit of Baht 3,195 million for the first nine months of 2007 offset by a decrease of Baht 102 million in loss from foreign currency translation adjustment.

Net borrowings to equity at the end of Q3/2007 were 0.60 times, down from 1.17 times at the end of 2006, due to loan repayment for the Thaicom 4 and Thaicom 5 projects so that it can strengthen overall financial status.

Cash flow

The Company's cash flows from operating activities for the first nine months ended September 30, 2007 were Baht 1,333 million. Net cash inflows provided by investing activities were Baht 3,795 million, mainly due to proceeds from sale of long term investment of USD 200 million offset by payments for property and equipment for the expansion of telephone network. The Company had net cash outflow from financing activities in Q3/2007 of Baht 4,852 million mainly due to long-term loan repayment for the Thaicom 4 and Thaicom 5 projects of USD 141 million by using the proceeds from the sale of Shenington.

The Company had ending cash of Baht 638 million on September 30, 2007.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2007, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2007 and 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2007 and 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report and drew attention, on the matters as discussed in paragraph 5. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from equity method to cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the company interim financial statements for the three-month and nine-month periods ended 30 September 2006, presented for comparative purposes, are restated.

PRICEWATERHOUSECOOPERS

My audit report for the consolidated and company financial statements for the year ended 31 December 2006 drew attention that the auditor of ITV Public Company Limited ("ITV"), the Company's subsidiary, has expressed a disclaimer of opinion on the ITV 2006 financial statements because of a material uncertainty regarding the ITV' ability to pay the unpaid concession fee as claimed by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") amounting to Baht 2,210 million which cast significant doubt on ITV's ability to continue as a going concern and may impact the impairment of ITV's concession assets. In addition there was the dispute regarding the interest on the unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. The ultimate outcome of this matter cannot be determined presently. No provision for liability has been provided in the financial statements for the interest and penalty. This matter has a significant impact on ITV's operating results and financial position.

Without qualifying my report, I draw attention to Note 19 to the financial statements that the PMO revoked the Television Broadcasting Station under a UHF Radio - Television Broadcasting Agreement ("Concession Agreement") of ITV due to ITV was not able to pay the unpaid concession fee totalling Baht 2,210 million, including the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. These events have resulted ITV to cease its operations since 7 March 2007. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand. In addition ITV has intended to pursue the arbitration process on the dispute of the unpaid concession fee to totaling Baht 2,210 million, over due interest, the penalty arising from the alteration of television programming of Baht 97,760 million and the undelivered value of assets under concession amounting to Baht 656 million plus interest. Assets and liabilities of ITV included in the consolidated interim financial statements as at 30 September 2007, represent 1.98% and 16.15% of consolidated total assets and liabilities, respectively and the net asset of ITV included in the company financial statements as at 30 September 2007 is nil.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
14 November 2007

Shin Corporation Public Company Limited
Balance Sheets
As at 30 September 2007 and 31 December 2006

		Consolidated		Company	
		30 September 2007 Unaudited	31 December 2006 Audited	30 September 2007 Unaudited	31 December 2006 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		7,178,275	5,571,782	1,629,245	1,192,883
Current investments		1,771,713	880,583	-	80,583
Trade accounts and notes receivable, net	6	1,370,056	2,242,810	-	12,305
Current portion of loans and accrued interest receivable, net	7	1,345,783	5,744,567	-	-
Amounts due from, advances and loans to related parties	17 f)	20,343	10,145	703,212	596
Inventories, net		615,865	346,318	-	-
Other current assets		850,054	1,006,315	28,025	38,090
Total current assets		13,152,089	15,802,520	2,360,482	1,324,457
Non-current assets					
Loans and accrued interest receivable, net	7	573,742	1,788,219	-	-
Investments in subsidiaries, associates and joint ventures	8 a)	30,414,284	33,681,458	12,794,416	14,491,374
Other investments		27,415	27,477	26,250	26,250
Loan to another company		15,192	19,104	-	-
Property and equipment, net	9	4,881,912	7,425,356	31,850	39,662
Property and equipment under concession agreements, net	9	19,207,903	22,342,369	-	-
Goodwill, net	9	91,368	550,103	-	-
Other intangible assets, net	9	1,614,488	1,765,097	11,681	15,669
Deferred tax assets	10	88,234	896,860	-	-
Other assets		381,018	481,353	5,837	944
Total non-current assets		57,295,556	68,977,396	12,870,034	14,573,899
Total assets		70,447,645	84,779,916	15,230,516	15,898,356

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

Date ______________________ Date ______________________

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 30 September 2007 and 31 December 2006

		Consolidated		Company	
		30 September 2007 Unaudited	31 December 2006 Audited	30 September 2007 Unaudited	31 December 2006 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	11	2,583,112	4,706,078	-	600,000
Trade accounts and notes payable		675,569	1,076,766	1,953	3,578
Accounts payable - property and equipment		303,424	749,983	-	-
Amounts due to and loans from related parties	17 h)	48,753	52,649	3,150	2,750
Current portion of long-term borrowings	11	1,781,544	7,750,944	-	527
Derivative instruments, net		-	752,900	-	-
Accrued concession fees		547,097	541,916	-	-
Provision for unpaid concession fee and interest		3,155,011	2,726,348	-	-
Income tax payable		1,451,920	86,541	-	-
Other current liabilities		984,793	1,665,504	26,356	51,266
Total current liabilities		11,531,223	20,109,629	31,459	658,121
Non-current liabilities					
Long-term borrowings, net	11	9,393,539	14,108,660	-	-
Deferred tax liabilities	10	77,233	126,952	-	-
Other liabilities		360,438	162,782	-	-
Total non-current liabilities		9,831,210	14,398,394	-	-
Total liabilities		21,362,433	34,508,023	31,459	658,121
Shareholders' equity					
Share capital	12				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		3,196,746	3,196,302	3,196,746	3,196,302
Warrants		-	789	-	789
Premium on share capital		10,148,615	10,141,235	10,148,615	10,141,235
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		21,396,653	24,363,417	1,353,696	1,406,685
Unrealised gain on dilution of investments		4,009,242	3,966,024	-	-
Unrealised loss from revaluation of current investment		-	(4,776)	-	(4,776)
Cumulative foreign currency translation adjustment		(99,998)	(142,140)	-	-
Total parent's shareholders' equity		39,151,258	42,020,851	15,199,057	15,240,235
Minority interests		9,933,954	8,251,042	-	-
Total shareholders' equity		49,085,212	50,271,893	15,199,057	15,240,235
Total liabilities and shareholders' equity		70,447,645	84,779,916	15,230,516	15,898,356

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 September 2007 and 2006

	Notes	Consolidated 30 September 2007 Baht'000	Consolidated 30 September 2006 Baht'000	Company 30 September 2007 Baht'000	Company 30 September 2006 Restated Baht'000
Revenues	17 a)				
Revenues from sales and services		2,112,747	3,214,058	-	-
Dividends income	17 a)	-	-	3,808,135	3,791,136
Gain on sale of investment in a subsidiary	8 e)	5,126,285	-	-	-
Other income	13	392,187	207,996	12,870	40,596
Net results from investments - equity method		1,522,988	1,592,434	-	-
Total revenues		9,154,207	5,014,488	3,821,005	3,831,732
Expenses	17 b)				
Cost of sales and services		1,617,978	2,184,445	-	-
Concession fee		112,346	175,928	-	-
Selling and administrative expenses		2,285,148	1,194,835	53,378	72,050
Provision for interest on unpaid concession fee		108,687	-	-	-
Impairment loss on invesment in a subsidiary and a joint venture		-	-	2,010,000	372,906
Loss on write-off property and equipment under concession agreements		-	980,573	-	-
Directors' remuneration		7,000	4,465	4,223	2,602
Total expenses		4,131,159	4,540,246	2,067,601	447,558
Profit before interest and tax		5,023,048	474,242	1,753,404	3,384,174
Interest expense		(247,444)	(357,078)	-	(1,010)
Income tax	16	(2,176,819)	342,861	-	-
Profit before minority interests		2,598,785	460,025	1,753,404	3,383,164
Share of net results from subsidiaries to minority interests		(1,845,072)	395,403	-	-
Net profit for the period		753,713	855,428	1,753,404	3,383,164
Basic earnings per share (Baht)	4				
Net profit for the period		0.24	0.27	0.55	1.06
Diluted earnings per share (Baht)	4				
Net profit for the period		0.24	0.27	0.55	1.06

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Income (unaudited)
For the nine-month periods ended 30 September 2007 and 2006

		Consolidated		Company	
		30 September 2007	30 September 2006	30 September 2007	30 September 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	17 c)				
Revenues from sales and services		8,017,830	9,992,925	-	142,101
Dividends income	8 d),17 c)	-	-	8,078,345	8,061,346
Gain on sale of investment in a subsidiary and a joint venture		5,533,120	128,992	270,979	198,773
Other income	13	1,122,807	717,581	28,471	73,550
Net results from investments - equity method	8 b)	4,733,408	5,665,162	-	-
Total revenues		19,407,165	16,504,660	8,377,795	8,475,770
Expenses	17 d)				
Cost of sales and services		5,776,485	6,790,467	-	76,623
Concession fee		388,799	522,285	-	-
Selling and administrative expenses		5,162,877	3,360,036	275,002	173,321
Provision for unpaid concession fee and interest		428,766	-	-	-
Impairment loss on goodwill and invesment in a subsidiary and a joint venture		446,971	-	4,946,058	766,567
Impairment loss and loss on write off property and equipment under concession agreements		1,970,153	980,573	-	-
Directors' remuneration		19,214	13,589	11,238	7,817
Total expenses		14,193,265	11,666,950	5,232,298	1,024,328
Profit before interest and tax		5,213,900	4,837,710	3,145,497	7,451,442
Interest expense		(955,430)	(999,319)	(2,086)	(24,892)
Income tax	16	(2,413,273)	523,840	-	-
Profit before minority interests		1,845,197	4,362,231	3,143,411	7,426,550
Share of net results from subsidiaries to minority interests		(1,615,561)	318,087	-	-
Net profit for the period		229,636	4,680,318	3,143,411	7,426,550
Basic earnings per share (Baht)	4				
Net profit for the period		0.07	1.51	0.98	2.40
Diluted earnings per share (Baht)	4				
Net profit for the period		0.07	1.51	0.98	2.40

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the nine-month periods ended 30 September 2007 and 2006

	Consolidated (Baht'000)									
	Issued and paid-up share capital (Note 12)	Warrants (Note 12)	Premium on share capital (Note 12)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2005	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increased in share capital	196,159	(483,728)	4,030,995	-	-	-	-	-	-	-	3,743,426
Unrealised gain on dilution from investments	-	-	-	(19,921)	-	-	-	-	-	-	(19,921)
Unrealised gain from revaluation of current investment	-	-	-	-	20,695	-	-	-	-	-	20,695
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,988)	-	-	-	-	(6,988)
Net profit for the period	-	-	-	-	-	-	-	4,680,318	-	-	4,680,318
Dividend paid during the period	-	-	-	-	-	-	-	(8,235,371)	-	-	(8,235,371)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(48,322)	-	(48,322)
Minority interests decreased during the period	-	-	-	-	-	-	-	-	-	(408,233)	(408,233)
As at 30 September 2006	3,195,474	851	10,131,283	3,961,383	(8,826)	2,126	500,000	25,633,786	(114,178)	8,834,338	52,136,237
As at 31 December 2006	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	8,251,042	50,271,893
Increased in share capital	444	(770)	7,361	-	-	-	-	-	-	-	7,035
Not exercised warrants	-	(19)	19	-	-	-	-	-	-	-	-
Unrealised gain on dilution from investments	-	-	-	43,218	-	-	-	-	-	-	43,218
Unrealised gain from revaluation of current investment	-	-	-	-	4,776	-	-	-	-	-	4,776
Net profit for the period	-	-	-	-	-	-	-	229,636	-	-	229,636
Dividend paid during the period (Note 5)	-	-	-	-	-	-	-	(3,196,400)	-	-	(3,196,400)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	42,142	-	42,142
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	1,682,912	1,682,912
As at 30 September 2007	3,196,746	-	10,148,615	4,009,242	-	-	500,000	21,396,653	(99,998)	9,933,954	49,085,212

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (continued)
For the nine-month periods ended 30 September 2007 and 2006

	Company (Baht'000)									
	Issued and paid-up share capital (Note 12)	Warrants (Note 12)	Premium on share capital (Note 12)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Total
As at 31 December 2005										
As previously reported	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	43,168,062
Prior period adjustment (Note 2)	-	-	-	(3,981,304)	-	-	-	(22,842,422)	65,856	(26,757,870)
As restated	2,999,315	484,579	6,100,288	-	(29,521)	9,114	500,000	6,346,417	-	16,410,192
Increased in share capital	196,159	(483,728)	4,030,995	-	-	-	-	-	-	3,743,426
Unrealised gain from revaluation of current investment	-	-	-	-	20,695	-	-	-	-	20,695
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,988)	-	-	-	(6,988)
Net profit for the period	-	-	-	-	-	-	-	7,426,550	-	7,426,550
Dividend paid during the period	-	-	-	-	-	-	-	(8,235,371)	-	(8,235,371)
As at 30 September 2006	3,195,474	851	10,131,283	-	(8,826)	2,126	500,000	5,537,596	-	19,358,504
As at 31 December 2006										
As previously reported	3,196,302	789	10,141,235	3,966,024	(4,776)	-	500,000	24,363,417	(142,140)	42,020,851
Prior period adjustment (Note 2)	-	-	-	(3,966,024)	-	-	-	(22,956,732)	142,140	(26,780,616)
As restated	3,196,302	789	10,141,235	-	(4,776)	-	500,000	1,406,685	-	15,240,235
Increased in share capital	444	(770)	7,361	-	-	-	-	-	-	7,035
Not exercised warrants	-	(19)	19	-	-	-	-	-	-	-
Unrealised gain from revaluation of current investment	-	-	-	-	4,776	-	-	-	-	4,776
Net profit for the period	-	-	-	-	-	-	-	3,143,411	-	3,143,411
Dividend paid during the period (Note 5)	-	-	-	-	-	-	-	(3,196,400)	-	(3,196,400)
As at 30 September 2007	3,196,746	-	10,148,615	-	-	-	500,000	1,353,696	-	15,199,057

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited)
For the nine-month periods ended 30 September 2007 and 2006

		Consolidated		Company	
		30 September 2007	30 September 2006	30 September 2007	30 September 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from (used in) operating activities	15	4,278,167	3,100,813	(248,811)	(67,658)
Cash flows from investing activities					
Acquisition of a subsidiary and joint ventures, net of casl	8 b)	-	(342,820)	(3,450,000)	(1,938,953)
Purchased of property and equipment		(1,117,549)	(4,054,277)	(7,296)	(22,310)
Investments in other intangible assets		(59,976)	(94,552)	(112)	(5)
Investments in property and equipment under concession agreements		(7,450)	(53,353)	-	-
(Increased) Decreased in current investments		(889,982)	143,793	81,731	143,793
(Increased) Decreased in loans and advances to related parties		(10,432)	(402)	(702,616)	8,648
Decreased in loan to other companies		-	2,154	-	-
Disposals of a subsidiary and a joint venture, net of cash disposal		6,929,249	109,867	471,879	432,000
Receipts from a decreasing of a joint venture's share capital		-	-	-	6,127
Receipts from disposal of equipment		26,769	21,363	3,134	10,677
Dividends received from subsidiaries and associates	8 b)	8,046,420	8,193,979	8,078,345	8,061,346
Net cash flows from investing activities		12,917,049	3,925,752	4,475,065	6,701,323
Cash flows from financing activities					
Receipts from short-term loans		796,983	2,824,936	-	1,380,450
Receipts from long-term loans		33,612	3,593,052	-	-
Receipts from share capital issued by subsidiaries		-	430	-	-
Receipts from increase in share capital		7,035	3,734,312	7,035	3,734,312
Receipts from advance receipt for share subscription		-	2,126	-	2,126
Repayments of short-term loans		(2,905,672)	(4,705,950)	(600,000)	(2,580,450)
Repayments of long-term loans		(10,323,750)	(2,263,765)	(527)	(508)
Dividends paid	5	(3,196,400)	(8,235,371)	(3,196,400)	(8,235,371)
Net cash flows used in financing activities		(15,588,192)	(5,050,230)	(3,789,892)	(5,699,441)
Net increase in cash and cash equivalents		1,607,024	1,976,335	436,362	934,224
Cash and cash equivalents, opening balance		5,571,782	2,628,319	1,192,883	327,428
Effects of exchange rate changes		(531)	362	-	-
Cash and cash equivalents, closing balance		7,178,275	4,605,016	1,629,245	1,261,652

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

Supplemental disclosures of cash flows information

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Interest and income tax paid				

Interest and income tax paid during the nine-month periods ended 30 September are as follows;

Interest paid	1,106.14	757.27	7.96	25.03
Income tax paid	246.67	149.61	-	-
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	78.37	83.87	2.96	2.99
Property and equipment under finance leases	-	22.76	-	-
Purchased of property and equipment under concession agreements by liabilities	-	1.45	-	-
Purchased of fixed assets through installments	-	143.62	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 49 are an integral part of these interim financial statements.

1 Basis of preparation

1.1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriated to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 14 November 2007.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except for the accounting policy for investment in subsidiaries, accounting for investment in associates and accounting for interests in joint ventures amendment 2006 which were effective in 2007 as mentioned in Note 2.

1.2 Financial status of ITV Public Company Limited and its Group ("ITV")

As at 30 September 2007, ITV's current liabilities exceed its current assets by an amount of Baht 1,921 million and deficit in excess of its share capital by an amount of Baht 2,053 million. In addition, a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, must be made within 30 days after ITV received the notice on 1 February 2007. ITV has not yet paid for these unpaid concession fee including interest and penalty. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date. Also, in the Stock Exchange of Thailand ("SET") has already raised a Suspension sign (SP) to stop trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting, and the plan undertaking of new business, and the rehabilitation to SET after ITV offer and receive approval from ITV's shareholders of which SET provided a two – year time frame for ITV to solve the delisting issue. In addition, ITV is still in the arbitral proceeding regarding the unpaid concession fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets include its interest which shall await the arbitral award granted by the arbitration panel and the final legal proceeding. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

1 Basis of preparation (continued)

1.3 Amendment to accounting standards effective in 2007 and 2008

On 2 May 2007 and 21 September 2007, the Federation of Accounting Professions (FAP) announced the amendment to Thai Accounting Standards (TAS) as followings;

TAS 25 "Cash Flow Statement"
TAS 33 "Borrowing Costs"
TAS 35 "Presentation of Financial Statements"
TAS 39 "Accounting Policies, Changes in Accounting Estimates and Errors"
TAS 41 "Interim Financial Reporting"
TAS 44 "Consolidated Financial Statements and Separate Financial Statements"
TAS 45 "Investments in Associates"
TAS 46 "Interests in Joint Ventures"
TAS 49 "Construction Contracts"

The effective date for the revised TAS 44 "Consolidated financial statements and separate financial statements", TAS 45 "Investments in associates" and TAS 46 "Interests in joint ventures" is for the accounting periods beginning on or after 1 January 2007 as mentioned in Note 2.

TAS 25 "Cash flow statement", TAS 33 "Borrowing costs" TAS 35 "Presentation of Financial Statements" TAS 39 "Accounting Policies, Changes in Accounting Estimates and Errors" TAS 41 "Interim Financial Reporting" and TAS 49 "Construction contracts" will be effective for the accounting periods beginning on or after 1 January 2008. However, the Group's management assessed and determined that the revised standards shall not impact significantly to the financial statements being presented.

2 Changes in accounting policies and estimate

Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

According to the notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated on 3 November 2006 relating to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from equity method of accounting to cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the three-month and nine-month periods ended 30 September 2006 are as follows;

Balance sheets as at 31 December 2006	**Company Restated Baht Million**
Decreased in investments in subsidiaries, associates and joint ventures	26,780.61
Shareholders' equity	
Decreased in unrealized gain on dilution from investments	3,966.02
Decreased in retained earnings brought forward	22,842.42
Decreased in retained earnings carried forward	22,956.73
Decreased in cumulative foreign currency translation adjustment	142.14

2 Changes in accounting policies and estimate (continued)

Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements (continued)

Statement of income for the three-month and nine-month periods ended 30 September 2006

	Company	
	For three-month Restated Baht Million	For nine-month Restated Baht Million
Decreased in loss on sale of investment in subsidiary	5.34	5.34
Increased in gain on sale of investment in joint venture	-	64.44
Increased in impairment loss on investment in subsidiary	372.91	766.57
Increased in dividend income	3,791.14	8,061.35
Decreased in net results from investments - equity method	895.83	4,618.42
Increased in net profit	2,527.74	2,746.23
Increased in basic earnings per share (Baht)	0.79	0.89
Increased in diluted earnings per share (Baht)	0.79	0.89

Accounting for derivative instruments

The Group and the Company have adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company apply this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company have changed their accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

Change in estimation of allowance for doubtful accounts – Loans and interest receivable

Loans and accrued interest receivables are carried at recoverable amount. The Company estimates 70% to 100% for allowance for doubtful accounts when the payment is in default more than 3 periods and writes off when the payment is in default more than 180 days. In addition, the Company considers to provide an allowance for doubtful accounts on the balance of which invoices were issued but the payments are not in default more than 3 periods. The estimation of allowance for doubtful is based on a historical trend of potential loss rate.

3 Segment information

Financial information by business segments:

	For the three-month period ended 30 September 2007 (Baht Million)						
	Local wireless telecommunications	Satellite & international business	Media	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,396.50	3.80	277.31	437.02	(1.88)	2,112.75
Cost of sales and services	-	(1,292.00)	(110.80)	(40.37)	(397.28)	1.44	(1,839.01)
Selling and administrative expenses	-	(312.48)	(15.47)	(1,880.12)	(85.37)	1.30	(2,292.14)
Net loss from operating activities	-	(207.98)	(122.47)	(1,643.18)	(45.63)	0.86	(2,018.40)
Share of net results from investments - equity method	1,476.69	46.30	-	-	-	-	1,522.99
Gain on sale of investment in a subsidiary	-	5,126.28	-	-	-	-	5,126.28
Other revenues (expenses)	-	313.35	14.42	51.55	14.00	(1.14)	392.18
Profit (loss) before interest and tax	1,476.69	5,277.95	(108.05)	(1,591.63)	(31.63)	(0.28)	5,023.05
Interest expense	-	(177.38)	(3.46)	(66.92)	(0.02)	0.34	(247.44)
Income tax	-	(1,954.66)	-	(219.58)	(2.58)	-	(2,176.82)
Net results from subsidiaries to minority interests	-	(1,845.07)	-	-	-	-	(1,845.07)
Net profit (loss)	1,476.69	1,300.84	(111.51)	(1,878.13)	(34.23)	0.06	753.72

	For the three-month period ended 30 September 2006 (Baht Million)							
	Local wireless telecommunications	Satellite & international business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	1,634.40	496.93	420.82	225.41	504.33	(67.83)	3,214.06
Cost of sales and services	-	(1,380.52)	(330.25)	(5.90)	(242.91)	(441.90)	41.10	(2,360.38)
Selling and administrative expenses	-	(268.06)	(107.52)	(720.05)	(19.59)	(111.57)	27.49	(1,199.30)
Net Profit (loss) from operating activities	-	(14.18)	59.16	(305.13)	(37.09)	(49.14)	0.76	(345.62)
Share of net results from investments - equity method	1,561.31	31.13	-	-	-	-	-	1,592.44
Other revenues (expenses)	-	147.88	15.19	2.63	(0.95)	44.07	(0.83)	207.99
Loss on retirement of Thai Com 3	-	(980.57)	-	-	-	-	-	(980.57)
Profit (loss) before interest and tax	1,561.31	(815.74)	74.35	(302.50)	(38.04)	(5.07)	(0.07)	474.24
Interest expense	-	(257.87)	(6.20)	(92.11)	-	(1.04)	0.15	(357.07)
Income tax	-	329.39	-	21.70	-	(8.23)	-	342.86
Net results from subsidiaries to minority interests	-	437.18	(41.77)	-	-	(0.01)	-	395.40
Net profit (loss)	1,561.31	(307.04)	26.38	(372.91)	(38.04)	(14.35)	0.08	855.43

SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

	For the nine-month period ended 30 September 2007 (Baht Million)							
	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	4,807.96	296.43	1,107.83	502.13	1,382.44	(78.96)	8,017.83
Cost of sales and services	-	(4,126.24)	(623.82)	(164.04)	(471.24)	(1,244.45)	35.74	(6,594.05)
Selling and administrative expenses	-	(1,033.89)	(345.83)	(3,411.58)	(47.40)	(388.10)	44.71	(5,182.09)
Net loss from operating activities	-	(352.17)	(673.22)	(2,467.79)	(16.51)	(250.11)	1.49	(3,758.31)
Share of net results from investments - equity method	4,629.00	104.41	-	-	-	-	-	4,733.41
Gain on sale of investments in a subsidiary and a joint venture	-	5,126.28	-	-	-	406.84	-	5,533.12
Impairment loss on goodwill	-	-	-	(446.97)	-	-	-	(446.97)
Impairment loss on concession assets and related assets	-	-	(1,970.15)	-	-	-	-	(1,970.15)
Other revenues (expenses)	-	1,002.26	46.11	35.87	7.26	32.97	(1.67)	1,122.80
Profit (loss) before interest and tax	4,629.00	5,880.78	(2,597.26)	(2,878.89)	(9.25)	189.70	(0.18)	5,213.90
Interest expense	-	(655.52)	(13.52)	(284.59)	-	(2.14)	0.34	(955.43)
Income tax	-	(2,023.33)	-	(369.58)	-	(20.36)	-	(2,413.27)
Net results from subsidiaries to minority interests	-	(1,876.45)	260.89	-	-	-	-	(1,615.56)
Net profit (loss)	4,629.00	1,325.48	(2,349.89)	(3,533.06)	(9.25)	167.20	0.16	229.64

	For the nine-month period ended 30 September 2006 (Baht Million)							
	Local wireless telecommu-nications	Satellite & inter-national business	Media	Consumer Finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	4,852.73	1,551.28	1,355.58	767.90	1,764.23	(298.80)	9,992.92
Cost of sales and services	-	(4,310.34)	(896.83)	(20.23)	(720.94)	(1,504.70)	140.29	(7,312.75)
Selling and administrative expenses	-	(846.84)	(368.90)	(1,940.14)	(60.72)	(306.57)	149.54	(3,373.63)
Net profit (loss) from operating activities	-	(304.45)	285.55	(604.79)	(13.76)	(47.04)	(8.97)	(693.46)
Share of net results from investments - equity method	5,587.46	77.70	-	-	-	-	-	5,665.16
Gain on sale of investment in a joint venture	-	-	-	-	-	128.99	-	128.99
Other revenues (expenses)	-	610.34	35.12	5.12	(15.45)	83.47	(1.01)	717.59
Loss on retirement of Thai Com 3	-	(980.57)	-	-	-	-	-	(980.57)
Profit (loss) before interest and tax	5,587.46	(596.98)	320.67	(599.67)	(29.21)	165.42	(9.98)	4,837.71
Interest expense	-	(699.45)	(18.07)	(256.94)	(0.02)	(25.00)	0.16	(999.32)
Income tax	-	455.49	-	90.03	-	(21.68)	-	523.84
Net results from subsidiaries to minority interests	-	489.69	(171.50)	-	-	(0.10)	-	318.09
Net profit (loss)	5,587.46	(351.25)	131.10	(766.58)	(29.23)	118.64	(9.82)	4,680.32

SHIN CORPORATION

3 **Segment information** (continued)

The Group has separated segment of the telephone network in foreign entities from local entities.

For the satellite and international business segment can be shown financial information by sub-business segments as follows;

	For the three-month period ended 30 September 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	879.03	62.20	469.54	-	(14.27)	1,396.50
Share of net results in from associate	-	46.30	-	-	-	46.30
Total revenues	879.03	108.50	469.54	-	(14.27)	1,442.80
Segment results	(426.20)	44.50	220.80	(9.51)	8.73	(161.68)
Operating loss						(161.68)

	For the three-month period ended 30 September 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	1,025.41	19.08	601.30	11.81	(23.20)	1,634.40
Share of net results in from associate	-	31.13	-	-	-	31.13
Total revenues	1,025.41	50.21	601.30	11.81	(23.20)	1,665.53
Segment results	(256.11)	27.29	228.99	3.02	13.76	16.95
Loss on write off Thai Com 3	(980.57)	-	-	-	-	(980.57)
Operating loss						(963.62)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Segment information (continued)

	For the nine-month period ended 30 September 2007 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	3,040.12	143.33	1,808.95	-	(184.44)	4,807.96
Share of net results from associate	-	104.41	-	-	-	104.41
Total revenues	3,040.12	247.74	1,808.95	-	(184.44)	4,912.37
Segment results	(981.14)	88.79	633.36	(12.75)	23.98	(247.76)
Operating loss						(247.76)

	For the nine-month period ended 30 September 2006 (Baht Million)					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
Revenues	3,053.93	59.94	1,777.92	25.07	(64.13)	4,852.73
Share of net results from associate	-	77.70	-	-	-	77.70
Total revenues	3,053.93	137.64	1,777.92	25.07	(64.13)	4,930.43
Segment results	(961.92)	58.46	625.37	7.94	43.40	(226.75)
Loss on write off Thai Com 3	(980.57)	-	-	-	-	(980.57)
Operating loss						(1,207.32)

In June 2007, the Company sold its entire of investment in Asia Aviation Company Limited; consequently, the airline business segment would not be in the consolidated financial statement since July 2007 onward. The operation result of airline business segment until the disposed date had been included in the consolidated financial statements (Note 14).

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2007.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Earnings per share (continued)

The basic earnings per share and the diluted earnings per share are as follows;

	For the three-month period ended 30 September (Consolidated)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings per share	753,713	855,428	3,196,722	3,195,350	0.24	0.27
The effect of dilutive potential shares	-	-	2,672	3,437	-	-
Diluted earnings per share	753,713	855,428	3,199,394	3,198,787	0.24	0.27

	For the nine-month period ended 30 September (Consolidated)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings per share	229,636	4,680,318	3,196,526	3,094,677	0.07	1.51
The effect of dilutive potential shares	-	-	2,485	4,663	-	-
Diluted earnings per share	229,636	4,680,318	3,199,011	3,099,340	0.07	1.51

	For the three-month period ended 30 September (Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	1,753,404	3,383,164	3,196,722	3,195,350	0.55	1.06
The effect of dilutive potential shares	-	-	2,672	3,437	-	-
Diluted earnings per share	1,753,404	3,383,164	3,199,394	3,198,787	0.55	1.06

	For the nine-month period ended 30 September (Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	3,143,411	7,426,550	3,196,526	3,094,677	0.98	2.40
The effect of dilutive potential shares	-	-	2,485	4,663	-	-
Diluted earnings per share	3,143,411	7,426,550	3,199,011	3,099,340	0.98	2.40

5 Dividends

At the Annual General Meeting of Shareholders on 25 April 2007, the shareholders approved the declaration of the annual dividend for the year 2006 at Baht 2.30 each, totalling Baht 7,350.36 million. The interim dividend for the first six-month period of 2006 at Baht 1.30 each, totalling Baht 4,153.96 million, was paid in September 2006. The remaining dividend per share Baht 1.00 each, totalling Baht 3,196.40 million, was paid in May 2007.

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable				
- Third parties	1,372.53	2,048.70	-	-
- Related parties (Note 17 e)	286.68	528.02	-	12.31
Accrued income				
- Third parties	101.57	176.26	-	-
- Related parties (Note 17 e)	11.57	7.56	-	-
Total trade accounts and notes receivable	1,772.35	2,760.54	-	12.31
Less Allowance for doubtful accounts	(402.29)	(517.73)	-	-
Total trade accounts and notes receivable, net	1,370.06	2,242.81	-	12.31

Outstanding trade accounts and notes receivable from third parties can be aged as follows;

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Current - 3 months	497.54	1,192.24	-	-
Overdue 3 - 6 months	239.96	86.26	-	-
Overdue 6 - 12 months	157.94	88.38	-	-
Overdue over 12 months	477.09	681.82	-	-
Total	1,372.53	2,048.70	-	-
Less Allowance for doubtful accounts - third parties	(402.29)	(517.73)	-	-
Total trade accounts and notes receivable - third parties, net	970.24	1,530.97	-	-

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable can be aged as follows;

	Consolidated	
	30 September 2007 Baht Million	31 December 2006 Baht Million
Up to 90 days	3,359.28	7,694.83
Over 90 days	476.19	948.58
Total loans and accrued interest receivable	3,835.47	8,643.41
Less Allowance for doubtful accounts	(1,915.95)	(1,110.62)
Loans and accrued interest receivable	1,919.52	7,532.79
Less Current portion of loans and accrued interest receivable	(1,345.78)	(5,744.57)
Loans and accrued interest receivable, net	573.74	1,788.22

8 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2007 and 31 December 2006 comprise;

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Restated Baht Million
Investments in subsidiaries	-	-	3,984.94	5,481.00
Investments in associates	30,414.29	33,681.46	8,807.46	8,807.46
Investments in joint ventures	-	-	2.02	202.92
Total investments in subsidiaries, associates and joint ventures	30,414.29	33,681.46	12,794.42	14,491.38

b) Movements in investments in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2007 comprise;

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	33,681.46	41,271.99
Prior period adjustment (Note 2)	-	(26,780.61)
Opening net book value - restated	33,681.46	14,491.38
Increased investments in subsidiaries	-	3,450.00
Disposal of investment in a joint venture (Note 8 e)	-	(200.90)
Share of net results from investments	4,733.41	-
Dividends received from an associate	(8,046.42)	-
Impairment loss of investment in a subsidiary (Note 8 e)	-	(4,946.06)
Unrealised gain on dilution from investment in an associate	45.84	-
Closing net book value	30,414.29	12,794.42

SHIN CORPORATION

8 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and a joint venture can be summarised as follows;

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies, televisions and mobile phones	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
Matchbox Company Limited (Formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet and satellite uplink downlink services	Thailand	Baht
Joint venture			
ArcCyber Company Limited	Internet business	Thailand	Baht

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 September 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit(loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,957.26	42.73	8,807.46	21,103.91	29,911.37	7,961.39
CS Loxinfo Public Company Limited	626.80	39.98	1,669.10	(1,166.18)	502.92	85.03
Total investments in associates			10,476.56	19,937.73	30,414.29	8,046.42

	Consolidated - 31 December 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of profit(loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 September 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,460.08	41.29	3,612.97	-	3,612.97	-
ITV Public Company Limited	6;033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00	17.00
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	7,500.00	100.00	7,165.66	(6,875.66)	290.00	-
Total investments in subsidiaries, net			14,157.86	(10,172.92)	3,984.94	116.96
Associate						
Advanced Info Service Public Company Limited	2,955.73	42.73	8,807.46	-	8,807.46	7,961.39
Total investment in an associate			8,807.46	-	8,807.46	7,961.39
Joint venture						
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investment in a joint venture			2.02	-	2.02	-

	Company - 31 December 2006 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	-	10.00	-
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.66	(1,929.60)	1,786.06	-
Total investments in subsidiaries, net			10,707.86	(5,226.86)	5,481.00	99.96
Associate						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	-	8,807.46	7,076.79
Total investment in an associate			8,807.46	-	8,807.46	7,076.79
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	-	200.90	-
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in joint ventures			202.92	-	202.92	-

e) Significant movements in investments during the three-month period ended 30 September 2007 were as follows;

<u>Increased in share capital of a subsidiary and an associate</u>

The subsidiary and associate increased its issued and paid-up share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in these subsidiary and associate were diluted as detail below;

Company	Units of exercise Million	Share capital increased Baht Million		Change in premium on share capital Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.46	5,455.35	5,460.08	4,295.76	4,296.98	41.32	41.29
ADVANC	1.40	2,955.73	2,957.26	21,067.48	21,184.73	42.75	42.73

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2007 were as follows; (continued)

Sale of investment and increased in share capital of Capital OK Company Limited ("OK")

In September 2007, OK, a subsidiary of the Company, increased its issued and paid-up share capital from Baht 5,200 million to Baht 7,500 million. The Company paid Baht 2,300 million for the entire increments.

On 25 September 2007, The Board of Directors Meeting passed a resolution to approved the disposal of all ordinary shares of OK held by SHIN, representing 99.99% of total paid-up capital of OK, at the price of Baht 290 million to ACAP Advisory Public Company Limited and ORIX Corporation ("Purchasers"). The purchasers will acquire loan granted by the Company to OK of Baht 700 million or take responsibility to arrange repayment of such loan to the Company. The Company and purchasers also entered into the Memorandum of Understanding (MOU). The parties will negotiate and conclude the Share Purchase Agreement within November 2007. In the event that the parties cannot agree and conclude the Share Purchase Agreement, the parties will not obliged to execute the transaction.

Consideration of impairment loss on investments

As the Company adopted accounting policy for investments in subsidiaries, associates and joint ventures in the company financial statements beginning on 1 January 2007 (Note 2), the Company had restated the prior period's comparative financial statements, as the investments in the subsidiaries, associates and joint ventures had always been recognised in a cost method. Therefore, the comparative financial statement figures of the year 2006 are prepared on the assumption that the new accounting policy has been applied. Under the application of this standard, the Company has determined impairment of investments in subsidiaries as follows;

Investment in Capital OK Company Limited ("OK")

OK has incurred a loss from operations as a result of decreasing its lending portfolio by tightening its credit policy. In addition, the consumer finance business came under the regulators resulting in limited business opportunities. For example, the Bank of Thailand regulates the maximum interest rate and fees that consumer finance operators can charge customers. In addition, the subsequent economic downtrend has caused unfavourable business prospects. Consequently, the operation of OK may continue incurring further losses and there is a low possibility of recovering the investment value. Therefore, the Company decided to impair the investment in OK to its realisable value of Baht 290 million (according to the MOU) in the amount of Baht 2,010 million as at 30 September 2007.

Investment in AD Venture Company Limited ("ADV")

ADV had continuous operating loss and its net realisable value estimated from selling price to a related company in 2006 is less than book value of investment under cost method which indicated the impairment of investment in ADV. The Company recognised impairment loss of investment in ADV approximately Baht 468 million and restated retained earnings brought forward as if it has been incurred since 2005 in the Company's income statement.

Investment in ITV Public Company Limited ("ITV")

In the fourth quarter of 2006, the Supreme Administrative Court ruled to uphold the Arbitration award ruled by the arbitration panel that affected the PMO claimed ITV to pay the unpaid concession fee totalling Baht 2,210 million plus penalty and interest of the overdue concession fee. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date (as mentioned in note 19 a). These events are indicators for the impairment of investment in ITV. The Company has recognised impairment loss of the investment in ITV in full amount of its carrying cost at approximately Baht 3,297 million estimated from net realisable value of ITV.

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2007 were as follows; (continued)

Changing in investments of Shin Satellite Public Company Limited ("SATTEL")

Sale of investment in Shenington Investment Private Limited ("Shenington") (a subsidiary of SATTEL)

On 4 July 2007, the Extraordinary General Meeting of Shareholders No. 1/2007 of SATTEL passed a resolution to approved the sale of 7,182,420 shares of investment in Shenington to Asia Mobile Holdings Pte Ltd. ("AMH"), equivalent to 49% of Shenington's total issued shares at approximately price of USD 27.85 per share, in totaling USD 200 million (approximately Baht 6,709 million). SATTEL sold the shares in Shenington and received cash from AMH on 25 July 2007. Gain on sale of investment amounting to Baht 5,126 million has been recognized in the consolidated income statement during the period.

According to the Shareholders' Agreement between SATTEL and AMH, Shenington is jointly controlled entity between SATTEL and AMH. Subsequently, Shenington has changed the status from subsidiary to joint venture of SATTEL.

Approval of Treasury Shares Program of CS Loxinfo Public Company Limited "CSL" (an associate of SATTEL)

On 9 August 2007, the Board of Directors meeting of CSL, a resolution was passed to approve a program to repurchase up to 51.7 million shares, or 8.3% of the total number of paid-up share capital for liquidity management purposes. The total budget for the program is Baht 225 million. The repurchase of shares on the Stock Exchange of Thailand will occur during the period from 27 August 2007 to 27 February 2008. The offered price for the repurchase of shares must not exceed the average closing price of those shares for the preceding five business days, plus an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand. The period when the repurchased shares can be resold is the three-year period following completion of the repurchase, excluding the first six-months of such period. The offered price for the resale of the repurchased shares must not be less than the average closing price of those shares for the preceding five business days, less an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand.

As at 30 September 2007, CSL purchased 4.6 million treasury shares (Baht 1 per share) or 0.73% of paid-up capital, in total amount of Baht 19.7 million.

Dividend payment

For the three-month period ended 30 September 2007, the Shareholders' meeting of subsidiary and associates passed a resolution to approve an interim dividend as follows;

	Dividend per share Baht per share	Total Dividend Amount :Million Baht	Company and Subsidiaries portion Amount : Million Baht
ADVANC (an associate)	3.00	8,868.94	3,791.14
CSL (an associate)	0.20	125.36	50.02

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the nine-month period ended 30 September 2007				
Opening net book value	7,425.35	22,342.37	550.10	1,765.10
Decreased portion of investment in a subsidiary and a joint venture, net	(2,339.43)	-	-	(50.33)
Additions	1,011.19	7.45	0.27	60.68
Disposals, net	(29.54)	-	-	-
Transfers, net	(84.03)	79.71	-	0.92
Write-offs, net	(26.70)	-	-	(5.02)
Depreciation/amortisation charge	(750.84)	(1,320.64)	(12.04)	(144.88)
Allowance for impairment	(9.75)	(1,900.99)	(446.97)	-
Foreign currency translation adjustment	(314.34)	-	-	(11.98)
Closing net book value	4,881.91	19,207.90	91.36	1,614.49
As at 30 September 2007				
Cost	8,037.07	30,397.03	2,253.43	2,321.46
Less Accumulated depreciation/amortisation	(3,123.88)	(9,288.14)	(609.67)	(706.97)
Less Allowance for impairment	(31.28)	(1,900.99)	(1,552.40)	-
Net book value	4,881.91	19,207.90	91.36	1,614.49

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the nine-month period ended 30 September 2007		
Opening net book value	39.66	15.67
Additions	7.40	0.39
Disposals, net	(5.00)	-
Transfers, net	(0.36)	0.45
Write-offs, net	(0.19)	-
Depreciation/amortisation charge	(9.66)	(4.83)
Closing net book value	31.85	11.68
As at 30 September 2007		
Cost	103.64	79.71
Less Accumulated depreciation/amortisation	(71.79)	(68.03)
Net book value	31.85	11.68

As at 30 September 2007, consolidated property and equipment included a joint venture property and equipment under concession agreements according to the Company's portion of approximately Baht 1,561 million (As at 31 December 2006: Baht 2,728 million). According to the concession agreement, the joint venture must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

9 **Capital expenditure and commitments** (continued)

Commitments

The Group's capital expenditure contracts as at 30 September 2007 and 31 December 2006 but not recognised in the consolidated financial statements (Company: nil) are as follows;

		Consolidated	
	Currencies	30 September 2007 Million	31 December 2006 Million
Related to iPSTAR project	USD	0.82	0.10
	Norwegian Kroner	-	1.90
	AUD	0.03	-
	NZD	0.58	0.99
Related to GSM 1800 Network	USD	8.30	16.37

The impairment of assets of ITV

On 7 March 2007, ITV received the letter to revoke the Concession Agreement and the UHF television operation. Thus, the concession agreement was terminated. As a result, it was an indicator to impair the property and equipment and property and equipment under concession agreement in the amount of Baht 10 million and Baht 1,901 million, have been recognised in the consolidated financial statements determining from net realisable value of these assets.

10 **Deferred income tax**

Deferred income tax is calculated in full on temporary differences under the balance sheet liability method using a principle tax rate of 20% - 30% (2006: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income amounting to Baht 9,100 million (31 December 2006: Baht 5,714 million) which is not recognised as deferred tax assets (31 December 2006: is recognized as deferred tax assets amounting to Baht 430 million).

The movement in deferred tax assets and liabilities during the nine-month period ended 30 September 2007, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows;

	Consolidated (Baht Million)					
	For the nine-month period ended 30 September 2007					
Deferred tax assets	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Loss on impairment assets	Others	Total
Balance brought forward	377.28	430.22	33.37	4.30	79.47	924.64
Impact to statement of income	(370.91)	(430.65)	(1.87)	-	9.65	(793.78)
Impact to shareholders' equity	(0.08)	0.43	(0.11)	(0.15)	1.01	1.10
Decreased from changed status of investments	(2.51)	-	(11.04)	(2.03)	(14.09)	(29.67)
Balance carried forward	3.78	-	20.35	2.12	76.04	102.29

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Deferred income tax (continued)

	Consolidated (Baht Million)				
	For the nine-month period ended 30 September 2007				
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession agreement**	**Investment**	**Others**	**Total**
Balance brought forward	21.15	109.22	14.15	10.21	154.73
Impact to statement of income	(14.33)	29.76	(28.30)	(3.39)	(16.26)
Impact to shareholders' equity	-	(5.62)	14.15	6.19	14.72
Decreased from changed status of investment	-	(61.90)	-	-	(61.90)
Balance carried forward	6.82	71.46	-	13.01	91.29

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same tax authority. The offset amounts are as follows;

	Consolidated	
	30 September 2007 Baht Million	31 December 2006 Baht Million
Deferred tax assets	88.23	896.86
Deferred tax liabilities	(77.23)	(126.95)

11 Borrowings

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Current	4,364.66	12,457.02	-	600.53
Non-current	9,393.54	14,108.66	-	-
Total borrowings	13,758.20	26,565.68	-	600.53

The movements in the borrowings can be analysed as follows;

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2007		
Opening balance	26,565.68	600.53
Decreased on sale investment in a subsidiary , net	(381.81)	-
Additions	660.98	-
Repayments	(13,229.42)	(600.53)
Amortisation of finance costs	86.45	-
Unrealised gain from exchange rate	61.24	-
Foreign currency translation adjustment	(4.92)	-
Closing balance	13,758.20	-

11 Borrowings (continued)

Credit facilities

As of 30 September 2007, available credit facilities for loans from local and overseas banks are Baht 1,633 million and USD 4 million (As of 31 December 2006: Baht 1,530 million and USD 3.5 million).

The rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the third quarter of 2007, SATTEL was still engaged in the negotiation process. SATTEL has received the latest forbearance letter from the group of lenders, which allowed SATTEL to defer the payment which was due for repayment from 15 November 2006 to 30 November 2007 of the principal amount of USD 8.92 million, USD 31.75 million and USD 38.35 to 31 August 2007, 15 November 2007 and 30 November 2007, respectively.

Subsequently, on 26 July 2007, SATTEL repaid the loan principal for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,776 million) to cover the principal amount of USD 79.02 million (Baht 2,717 million) as mentioned above, the remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between SATTEL and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 8,980 million).

SATTEL still has to pay the full amount of interest as well as obligate to comply with terms and conditions as specified in the former loan agreements and the forbearance letter.

As at 30 September 2007, SATTEL presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 330 million and a non-current liability of Baht 8,650 million, in accordance with the agreements on repayment reschedule. SATTEL and the group of lenders are currently in the process of reviewing the new loan agreements.

12 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows;

	For the nine-month period ended 30 September 2007				
	Authorised	Issued and fully paid-up shares			
	number of shares	Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million shares	Baht Million	Baht Million	Baht Million
Opening balance	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54
Issue of shares	-	0.45	0.45	7.38	7.83
Closing balance	5,000.00	3,196.75	3,196.75	10,148.62	13,345.37

During the nine-month period ended 30 September 2007, the Company registered issued and paid-up share capital in respect of exercised warrants issued to directors and employees (ESOP) for 0.15 million shares and in respect of exercised warrants issued to the public (Shin-W1) for 0.30 million shares. Consequently, the issued and paid-up share capital increased from Baht 3,196.30 million to Baht 3,196.75 million and share premium increased from Baht 10,141.24 million to Baht 10,148.62 million.

12 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows;

	For the nine-month period ended 30 September 2007 ('000 units)				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
ESOP - Grant I					
- Directors	506.90	-	-	(506.90)	-
- Employees	42.80	-	-	(42.80)	-
Total	549.70	-	-	(549.70)	-
ESOP - Grant II					
- Directors	3,683.70	-	-	-	3,683.70
- Employees	407.50	(135.50)	-	-	272.00
Total	4,091.20	(135.50)	-	-	3,955.70
ESOP - Grant III					
- Directors	6,420.30	-	-	-	6,420.30
- Employees	2,718.40	-	-	-	2,718.40
Total	9,138.70	-	-	-	9,138.70
ESOP - Grant IV					
- Directors	9,356.10	-	-	-	9,356.10
- Employees	6,643.90	-	-	-	6,643.90
Total	16,000.00	-	-	-	16,000.00
ESOP - Grant V					
- Directors	6,159.20	-	-	-	6,159.20
- Employees	7,931.30	-	-	-	7,931.30
Total	14,090.50	-	-	-	14,090.50
SHIN - W1	259.34	(252.92)	-	(6.42)	-
Total	44,129.44	(388.42)	-	(556.12)	43,184.90

a) **Warrants issued and offered to directors and employees (ESOP)**

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed belows;

	Issued date	Issued units Million	Percentage *	Exercise price Baht/unit	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Share capital, premium and warrants (continued)

Warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. The warrants 6,416 units were expired and cannot be exercised thereafter and the amount of them were transferred to premium on share.

13 Other income

Other income for the three-month periods ended 30 September comprises;

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	48.38	55.55	10.56	40.60
Gain on exchange rates	332.25	141.27	-	-
Others	11.56	11.18	2.31	-
Total other income	392.19	208.00	12.87	40.60

Other income for the nine-month periods ended 30 September comprises;

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Interest income	134.60	113.09	25.73	71.01
Gain on exchange rates	957.03	454.07	-	-
Reversal of tax accrual	-	77.46	-	-
Others	31.17	72.96	2.74	2.54
Total other income	1,122.80	717.58	28.47	73.55

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Discontinuing operations

In June 2007, the Company discontinued the airline business and sold its entire of investment in Asia Aviation Company Limited, a joint venture. As a result, the airline business is reported in these financial statements as a discontinuing operation.

The sales, results and net cash flows of Airline business were as follows:

	For the six-month period ended 30 June 2007 Baht Million	For the nine-month period ended 30 September 2006 Baht Million
Sales	509.39	767.90
Operating costs	(518.64)	(797.11)
Operating loss	(9.25)	(29.21)
Finance cost	-	(0.02)
Net loss	(9.25)	(29.23)
Operating cash flows	20.69	49.56
Investing cash flows	(9.82)	(7.55)
Financing cash flows	(0.07)	-
Total cash flows	10.80	42.01

The assets and liabilities of airline business disposed of were as follows:

	30 June 2007 Baht Million	31 December 2006 Baht Million
Equipment	48.78	46.36
Non-current assets	34.25	29.57
Current assets	228.46	210.25
Total assets	311.49	286.18
Total liabilities	(246.45)	(211.89)
Net assets	65.04	74.29

The gain on disposal was determined as follows:

	30 June 2007 Baht Million
Proceeds from sale	471.88
Less: Net assets	(65.04)
Gain on disposal	406.84

The net cash inflow on sale in determined as follows:

Proceeds from sale	471.88
Less: cash and cash equivalents in joint venture sold	(156.53)
Net cash inflow on sale	315.35

15 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September is as follows;

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit for the period		229,636	4,680,318	3,143,411	7,426,550
Adjustments for:					
Depreciation charges	9	750,845	714,349	9,660	12,113
Amortisation charges	9	1,477,558	1,837,038	4,827	7,937
Impairment loss on goodwill and investment in a subsidiary and a joint venture		446,971	-	4,946,058	766,567
Impairment of equipment under concession agreements		1,970,153	980,573	-	-
Share of net results in associates	8 b)	(4,733,408)	(5,665,162)	-	-
Gain on sale of investment in subsidiaries and a joint venture		(5,533,567)	(128,991)	(270,979)	(198,773)
Dividend income		-	-	(8,078,345)	(8,061,346)
Loss on sale of current investment		3,582	11,959	3,582	11,959
Unrealised gain on exchange rates		(465,066)	(215,142)	-	-
Realised gain on exchange rates		-	(153,966)	-	-
Allowance for doubtful accounts		2,832,394	87,746	-	-
Amortisation of borrowing cost		86,444	107,544	-	-
Deferred tax	10	798,651	(714,921)	-	-
Share of net results of subsidiaries to minority interests		1,615,561	(318,087)	-	-
Others		22,378	(10,185)	2,019	(3,805)
Changes in operating assets and liabilities					
- trade accounts and notes receivable		830,803	(25,024)	12,305	(4,368)
- loans and accrued interest receivable		2,803,809	608,856	-	-
- inventories		(290,215)	103,556	-	-
- insurance compensation receivable		-	52,337	-	-
- other current assets		57,982	22,748	10,065	3,749
- other assets		(40,872)	280,094	(4,893)	(5,323)
- trade accounts and notes payable		(510,711)	412,264	(1,625)	(10,378)
- accrued concession fees and provision for unpaid concession fee and interest		491,263	231,248	-	-
- other current liabilities		1,232,764	210,883	(24,896)	(12,540)
- other liabilities		201,212	(9,222)	-	-
Net cash flows from / (used in) operating activities		4,278,167	3,100,813	(248,811)	(67,658)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Income tax

Reconciliation of income tax for the three-month periods ended 30 September is as follows;

	Consolidate		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	1,465,337	44,161	-	-
Deferred tax	711,482	(387,022)	-	-
	2,176,819	(342,861)	-	-

Reconciliation of income tax for the nine-month periods ended 30 September is as follows;

	Consolidate		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	1,648,177	136,587	-	-
Deferred tax	765,096	(660,427)	-	-
	2,413,273	(523,840)	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rate for the nine-month periods ended 30 September 2007 and 2006 are as follow;

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	4,258,470	3,838,391	3,143,411	7,426,550
Tax rate	30%	29.19%	30%	30%
The result of the accounting profit multiplied by the income tax rate	1,277,541	1,216,117	943,023	2,227,965
Share of net results from investments - equity method	(1,420,022)	(1,699,487)	-	-
Effect of gain on sale of investment under equity method to deferred tax	(40,757)	19,333	-	-
Effect of net results between related parties	12,843	23,244	-	-
Effect of discounted tax rates to the deferred tax	(66,591)	(122,074)	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(16,972)	(29,197)	-	-
Tax losses in current period not recognised as deferred tax assets	1,298,179	300,176	-	-
Utilisation of previously unrecognised tax losses	2,092	(265,911)	(3,336)	(39,531)
Effect of exceptional revenue – dividend income	-	-	(2,423,504)	(2,418,404)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	1,366,960	33,959	1,483,817	229,970
Tax charge	2,413,273	(523,840)	-	-

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

17 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company, sold all of their shares to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek. Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Company has terminated the consulting and management service agreement with the group since the third quarter of 2006.

The Group had transactions with related parties for the three-month periods ended 30 September as follows;

a) Sales of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Interest received	-	-	0.33	-
Dividend received	-	-	17.00	-
Gain on sale of asset	-	-	0.95	-
	-	-	18.28	-
Associates				
Computer services income	27.50	20.72	-	-
Advertising income	114.65	165.16	-	-
(Gross 2007: Baht 351.03 million 2006: Baht 408.16 million)				
Rental income and others	24.11	12.71	-	-
Sold investment in a subsidiary	-	14.05	-	14.05
Dividend received	3,841.16	3,941.10	3,791.14	3,791.14
	4,007.42	4,153.74	3,971.14	3,805.19
Joint ventures				
Computer services income	-	0.35	-	-
Advertising income	-	1.62	-	-
Rental income and others	13.99	1.22	-	1.30
	13.99	3.19	-	1.30
Related party				
Sold investment in a subsidiary	6,709	-	-	-

17 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	1.03	-
Advertising expenses and others	-	-	4.54	6.65
	-	-	5.57	6.65
Associates				
Rental and other expenses	15.26	23.77	0.26	0.25
Joint venture				
Rental expenses	0.02	-	-	-
Related parties				
Rental and other expenses	22.34	7.48	-	-
Dividend paid				
Major shareholders	-	3,999.79	-	3,999.79
Directors	-	0.43	-	0.43
	-	4,000.22	-	4,000.22

17 **Related party transactions** (Continued)

The Group had transactions with related parties for the nine-month periods ended 30 September as follows;

c) **Sales of goods and services**

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	41.52
Interest received	-	-	0.33	-
Dividend received	-	-	116.96	99.96
Gain on sale of asset	-	-	0.95	-
	-	-	118.24	141.48
Associates				
Consulting and management services	-	98.38	-	98.38
Computer services income	77.93	65.80	-	-
Advertising income (Gross 2007: Baht 1,081.36 million 2006: Baht 1,195.98 million)	351.55	449.63	-	-
Rental income and others	55.31	58.24	-	-
Sold investment in a subsidiary	-	32.20	-	32.00
Dividend received	8,046.42	8,193.98	7,961.39	7,961.39
	8,531.21	8,898.02	7,916.39	8,091.77
Joint ventures				
Consulting and management services	-	0.83	-	2.01
Computer services income	-	1.16	-	-
Advertising income	-	11.78	-	-
Rental income and others	20.64	2.64	-	1.33
Sold investment in a joint venture	-	-	-	400.00
	20.64	16.41	-	403.34
Related parties				
Sold investment in a subsidiary	6,709	-	-	-
Computer services income and others	-	0.69	-	0.04
	6,709	0.69	-	0.04

17 Related party transactions (continued)

d) Purchase of goods and services

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	2.06	-
Advertising expenses and others	-	-	19.28	20.27
Acquisition of investment in a joint venture	-	-	-	8.05
	-	-	21.34	28.32
Associates				
Rental and other expenses	35.85	54.69	0.80	1.13
Joint ventures				
Advertising and other expenses	0.02	0.64	-	-
Related parties				
Rental and other expenses	83.56	50.64	-	1.91
Dividend paid				
Major shareholders	3,076.76	7,922.71	3,076.76	7,922.71
Directors	0.42	0.43	0.42	0.43
	3,077.18	7,923.14	3,077.18	7,923.14

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	-	12.31
Associates	269.02	527.29	-	-
Joint ventures	17.66	0.73	-	-
Total trade accounts and notes receivable - related parties	286.68	528.02	-	12.31
Accrued income - related parties				
Associates	10.83	6.55	-	-
Joint ventures	0.74	1.01	-	-
Total accrued income - related parties	11.57	7.56	-	-
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	1.73	3.15
Associates	42.78	32.15	0.32	0.08
Joint venture	0.25	-	-	-
Related parties	0.72	1.12	-	-
Total trade accounts and notes payable - related parties	43.75	33.27	2.05	3.23

17 Related party transactions (continued)

f) Amounts due from, advances and loan to related parties

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Amounts due from, advances And loan to related parties				
Subsidiaries	-	-	703.20	0.60
Associates	7.04	10.04	0.01	-
Joint ventures	13.30	0.10	-	-
Total amounts due from and advances to related parties	20.34	10.14	703.21	0.60

Movements in advance and loan to subsidiaries are as follows:

	Company Baht Million
For the nine-month period ended 30 September 2007	
Opening balance	0.60
Addition by loan	700.00
Addition by advance	2.60
Closing balance	703.20

The Company granted an unsecured loan to OK in the amount of Baht 700 million. The interest rate is 3.5% above the average rate of the three-month fixed deposit rate of three major banks, which is 5.75% per annum. The loan repayment is at call.

g) Other current asset - related parties

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Other current asset - related parties				
Subsidiaries	-	-	0.33	-
Associates	0.02	-	-	-
Joint ventures	0.09	-	-	-
Related parties	4.37	4.58	-	-
Total other current asset - related parties	4.48	4.58	0.33	-

h) Amounts due to and loans from related parties

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	3.15	2.75
Associates	9.75	19.28	-	-
Joint ventures	0.02	1.08	-	-
Related parties	38.98	32.29	-	-
Total amounts due to and loans from related parties	48.75	52.65	3.15	2.75

17 Related party transactions (continued)

i) Other current liabilities - related parties

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Other current liabilities - related parties				
Subsidiaries	-	-	0.81	2.31
Associates	73.80	61.58	-	0.26
Total other current liabilities - related parties	73.80	61.58	0.81	2.57

j) Other liabilities - related parties

	Consolidated		Company	
	30 September 2007 Baht Million	31 December 2006 Baht Million	30 September 2007 Baht Million	31 December 2006 Baht Million
Other liabilities - related parties				
Associates	30.83	90.75	-	-

k) Warrants granted to directors (Note 12)

l) Other agreements with related parties

Significant commitments with related parties are as follows;

1. As at 30 September 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (As at 31 December 2006: Baht 806.60 million).
2. As at 30 September 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.80 million (As at 31 December 2006: USD 0.80 million).

18 Bank guarantees

As at 30 September 2007, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 571.52 million, USD 44.62 million and AUD 0.03 million (As at 31 December 2006: Baht 689.72 million, USD 50.03 million and AUD 0.02 million) on a consolidated basis.

19 The Contingent Liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement

a) Sequence of significant events of the dispute between ITV and the PMO

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Concession Agreement can be summarised as follows;

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original concession agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002.

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million.

4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following;

1. ITV is required to change its television programmes to be in line with Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.
2. ITV is required to follow Clause 5 (The concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to PMO.

19 The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should;

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Concession Agreement.

2. ITV is required to pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows;

1. ITV has altered the television programming in compliance with Clause 11 of the Concession Agreement since 14 December 2006.

2. ITV was not at default for the payment of the concession fee since the concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows;

   3.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

   3.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

   3.3 The Supreme Administrative Court gazette no. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement".

19 The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

With regard to the interest on the unpaid concession fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, the Company neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the concession fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to concession fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Concession Agreement and to compromise with the PMO not to terminate the Concession Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the concession fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the concession fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid debts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an option proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

19 The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows;

1. ITV requested the Central Administrative Court to rule that the right to terminate the Concession Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid concession fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.
2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Concession Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the concession fee as well as requested the Court demanding ITV to pay the concession fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Concession Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Concession Agreement was sent by the PMO requesting ITV to repay the debt and return all operations assets under the concession agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Concession Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Concession Agreement and disagreed with the said revocation. The termination of the Concession Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue concession fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television programme fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, The PMO's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

19 The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

a) Sequence of significant events of the dispute between ITV and the PMO (continued)

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Concession Agreement shall enter into arbitration proceedings as specified in the Concession Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and wait for order of the Supreme Administrative Court

b) The contingent liabilities and recording on the dispute between ITV and the PMO

The contingent liabilities after the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows;

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter 4/2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in quarter 1/2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, The Central Administrative Court made the order striking out the case No 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. . In addition, The Central Administrative Court made the order striking out the said case out from the case list, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72 % of the population in the country without the condition of value of required asset and ITV has complied with such agreement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

19 The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (continued)

b) The contingent liabilities and recording on the dispute between ITV and the PMO (continued)

ITV is waiting to hear the arbitral award ruling on the said contingent liabilities and the compensation of damages arisen from illegal termination of agreement. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded Provision for unpaid concession fee amounting to Baht 2,210 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 264.29 million in the consolidated financial statements.

20 Significant event of Advance Info Service Public Company Limited ("ADVANC")

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by Advance Info Service Public Company Limited's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

21 Contingencies and commitments

a) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partner as follows;

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

b) Contingencies

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment, penalty and interest in amount of Rupees 1,105 million (approximately Baht 1,009 million) against SATTEL for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 30 September 2007, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 241 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 812 million (approximately Baht 741 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that SATTEL is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

Significant changes to assessment for income tax in India for the nine-month period ended 30 September 2007 can be summarised as follows;

- **Tax assessment for the assessment year 1998/1999 to 2001/2002**

  In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 Million (approximately Baht 18 Million). SATTEL filed an appeal against the assessment with the Commissioner of Income-tax (Appeals), ("CIT(A)") and the Income-tax Appellate Tribunal ("ITAT"). ITAT has dismissed the appeal. Consequently, the Company filed an appeal with the High Court during October 2007.

- **Tax assessment for the assessment year 2002/03**

  In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million). SATTEL filed an appeal against the penalty assessment with CIT(A) in April 2007.

- **Tax assessment for the assessment year 2004/05**

  In the fourth quarter 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 94 million). During the first quarter of 2007, SATTEL had deposited Rupees 30 million (approximately Baht 25 million) and presented the amount paid as other non-current assets. The remaining unpaid assessment and interest balance as at 30 September 2007 is Rupees 73 million (approximately Baht 67 million). SATTEL filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

21 Contingencies and Commitments (continued)

b) Contingencies (continued)

Concession right payable of Digital Phone Company Limited ("DPC")

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against DPC, a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

c) Concession commitment of ITV

On 7 March 2007, ITV received the letter of termination of the Concession Agreement from the PMO causing the Concession Agreement to be terminated. ITV is currently undertaking the litigation process against the PMO as follows;

1. A case in which ITV is the plaintiff regarding the PMO's termination of the Concession Agreement which was wrongfully performed, including the disputes of the payment of the penalty fee, the concession fee, interest, and value of undelivered asset.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the penalty fee, the concession fee, interest, and value of undelivered asset, approximately Baht 100,000 million.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

22 Subsequent events

Progress of the dispute between ITV and the PMO

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court requesting to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act (TPBS) which was approved by the Cabinet on 24 April 2007 and shall submitted to the National Legislative Assembly (NLA) on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently, ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

22 Subsequent events (continued)

Progress of the dispute between ITV and the PMO (continued)

Subsequently, on 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

On 31 October 2007, the said Bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

END